                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                         YARC SYSTEMS CORPORATION, INC.
                 (Name of small business issuer in its charter)

               CALIFORNIA                                     77-0185650
     (State or other jurisdiction of                 (IRS Employer Identification No.)
     incorporation or organization)


900 CALLE PLANO, SUITES J & K, CAMARILLO, CALIFORNIA             93012
     (Address of principal executive offices)                  (Zip Code)

                                 (800) 275-9272
                (Issuer's telephone number, including area code)


                -------------------------------------------------


         Securities registered under Section 12(g) of the Exchange Act:

                                  Common Stock

                                     PART I


ITEM 1. DESCRIPTION OF BUSINESS

OVERVIEW

YARC Systems Corporation, Inc., (the "Company" or "YARC"), develops, produces and markets software and color servers that connect desktop computers with color laser copiers and large format printers. The Company's products enable laser copiers and large format printers to produce high quality printouts at high speeds. The Company's products support various user network platforms (Windows, UNIX and Macintosh) and offer Internet connectivity. The Company's LINUX servers have been designed specifically for total integration with the Internet. These servers can receive images over the Internet and can be configured and upgraded from any standard Internet browser. The Company's proprietary Postscript Raster Image Processor (RIP) software, allows a computer image, whether it comes from a digital camera, a scanner, or from a desktop publisher, to be professionally printed using desktop proofers, laser copiers, or large format printers that make display signage.

Incorporated in California in 1988, YARC has focused, for most of its history, on creating a portfolio of advanced technologies and products. The Company decided in the mid-1990s to implement Open Source software environments, including the LINUX Operating System in its products. This decision enabled YARC's products to utilize Internet technologies which are recognized as some of the best in the printing industry.

The Company's products and technologies include YARC's XP(TM) Color Server, its RIP Software, and its YARC-RIP(TM) and YARC-EZ(TM) Mac(TM) devices.

Websites

The Company's primary website is located at the following domain names:

        yarc.com      yark.com      yarc.net       yark.net      visual-edge.com

The company operates a Business to Consumer (B2C) and Business to Business (B2B) E-Commerce website at:

        SecureShop.yarcrip.com

The Company operates websites for engineering and technology information at:

      ftp.yarcrip.com      yarcrip.com    yarcxp.com    yarcez.com

The following domain names are currently inactive:

      epsononlineshop.com        epsononlinestore.com        epson-online.com
      onlineepsonshop.com        onlineepsonstore.com        epsononline.com

The Company operates websites for 3D Printing and Signage at:

      photo-motion.com        3-Ddisplays.com
      3D-signs.com            3Dsigns.com           3-Dsigns.com
      3-Dsign.com             flip-signs.com        lenticular-signs.com
      lenticularsigns.com     motion-signs.com      lenticular-development.com
      big3-D.com              big-3D.com            superiorgrafics.com
      superiorgraphix.com     3Dprints.com          3-Dprints.com
      3-Dposters.com          3Dposter.com          3-Dposter.com
      3Dsigns.net             3-Dsigns.net          3Dsign.net
      3Dprints.net            3-Dprints.net

None of the information on any of these websites, and domains, including their subdomains such as "www.*", is a part of this Registration Statement and none of this information is incorporated by reference into this Registration Statement.

STRATEGY

      Management believes that the Company's technology offers superior performance capabilities which provide important competitive advantages to its customers. The Company intends to pursue this opportunity through programs designed to expand the Company's overall market exposure and penetration. The key elements of the Company's strategy to accomplish these goals are the following:

      Focus on Internet Connectivity; Disintermediation

The Company intends to focus its product offerings on Internet connectivity. Internet connectivity refers to communication between the user and the output device via the Internet. The Company's LINUX servers, for example, can receive images over the Internet and can be configured and upgraded from any standard Internet browser. This direct link between the artist and output device is in contrast to the traditional brokerage model wherein where a broker acts as a specialist intermediary between the artist and the printing press professional. The Company believes that eliminating the intermediary would improve output quality and would result in time and cost savings to the end-user.

      Focus on Broadband Delivery

YARC intends to focus on technologies and products which are ready to take advantage of the growth in Broadband delivery. Broadband is the infrastructure required to transport large files (such as proofs) quickly and economically. Brochures, catalogs and newspapers are created by graphic artists using computer software. The files associated with commercial publishing are very large, typically in the range of 20 Megabytes to 100 Megabytes. Broadband delivery would enable artists to transmit their works to the output device directly via the Internet. The Company believes that its solution is attractive to graphic artists because it leverages the latest technology in order to shift control of the printing process to the artist.

      Utilize Mergers and Acquisitions for Growth

The Company intends to grow by merger or acquisition. The Company intends to seek merger partners with strong sales channels, especially partners in market segments where sales growth of the Company's products could be rapidly achieved.

In August of 1999, the Company signed a merger agreement with Quik Pix Inc., Buena Park, CA. On February 4th, 2000, Management of both companies decided not to proceed with the merger transaction. No merger documents were filed in the respective states. YARC intends to seek out other potential partners in the 3D printing and signage industry.

      Enter the Computer To Plate Market

The Company's intends to enter the Computer To Plate (CTP) segment of the printing market via a merger or acquisition. The Company believes that a business combination with a CTP manufacturer would create a symbiotic environment where YARC's software and Internet technologies would give the business combination a significant edge in the Internet economy. CTP is a method for making printing press plates directly from the computer software output, without any intervening manual handling of photographic films or materials. The Company's approach empowers the graphic artist professional by giving the artist control over all phases of the printing of the artwork. For example, after transmission of the files to a YARC Internet Server, a proof can automatically be created, and, upon verification of that proof, the CTP plates can be manufactured for the printing press. The Company believes that this method will ensure optimal quality and minimal delay as compared with the traditional broker model.

In 1999, YARC entered into discussions with CTI Imaging Systems Inc., and its principal, Mr. Hank Bechard, regarding a potential acquisition of Autologic Information International, Inc. ("Autologic"). Mr. Bechard is a founder of Autologic. Autologic manufactures printers which use CTP technology. In January 2000, the Company made an offer to Volt Information Sciences Inc (VIS) to acquire a majority interest in Autologic. The Company subsequently received a letter from a law firm representing VIS indicating that VIS would not enter into any negotiations with YARC. The Company intends to continue its attempts to acquire Autologic.

The Company has entered into discussions with Printware Inc, a manufacturer of CTP products, regarding a possible business combination. No agreement has been signed at this time, and no assurance can be given that any such agreement will be achieved.

Principal Technologies and Products

Postscript Raster Image Processor (RIP) Software.
When a printed page is stored in a computer it consists of bit-mapped images, text, and drawn objects. The page layout in the computer is sent out to a printer using a format known as a Page Description Language ("PDL"), which is a software language that describes the layout and contents of the final printed page. Like the storage format used in the computer itself, the PDL data is usually created in what is called an object-oriented, or vector graphics format; meaning that the image elements are described in terms of geometrical objects, such as lines, arcs, and circles. "Postscript" is the PDL that has become the standard in the professional printing and pre-press industries.

When Postscript data is sent to a printer or a monitor it is necessary to convert the image from the vector data to a form in which the objects in the image can be displayed as a "raster" pattern of dots. This is the function of the Raster Image Processor ("RIP"). The RIP software interprets the Postscript vector data and converts it to bit-mapped data for printing or display. Although desktop printers often simply output a rasterized version of the monitor display using "Printer Drivers", this approach does not yield sufficiently high resolution for the professional pre-press marketplace. Consequently, the vast majority of professional printers use Postscript RIP software. The quality of a print-out is governed to a large extent by the quality of the Postscript software.

Adobe Systems Inc. ("Adobe") defined the Postscript language. Only a handful of companies, worldwide, have produced Postscript Interpreters capable of being used by printing industry professionals. YARC is one of those companies. The vast majority of printer manufacturers license their Postscript interpretation software from Adobe.

The Company believes that one of the most significant competitive advantages it has is having its own Postscript PDL. This itself means that YARC does not pay royalties to Adobe on the printing products that it itself manufactures. This gives YARC a significantly higher gross margin on its LINUX based Servers and Macintosh Software RIP products.

Competitors for the Postscript RIP Software.

The Company believes that there are three other public companies licensing Postscript RIP software which produce substantially the same results as YARC's RIP in the professional digital color output marketplace. These are Xionics Inc (recently acquired by Oak Technologies, Inc), Harlequin Ltd. and Adobe Systems Inc.

The YARC-XP Linux Color Server

The Company's XP SERVER(TM) is primarily sold to the Printing and Pre-press industries. It utilizes the LINUX operating system and offers improved connectivity and reliability as compared with most of the competitors' products that are most often based on variants of Windows NT. The XP

Server connects directly to the Internet, as well as to Corporate networks of Windows, Macintosh or Unix workstations. The XP is the only server currently available where all of the server's internal functions, including color management, are made available to the user, over the network, using a standard Internet browser.

Any XP Server can also be accessed by YARC's staff over the Internet, or via a PPP dial-in line. The Company can provide customers with technical support and services remotely which significantly lowers the overhead associated with maintaining a worldwide force of service technicians.

In 1998, YARC placed one of its XP Servers on the Internet at http://yarcxp.com to enable potential customers to evaluate the Internet connectivity of the server.

Competitors for the YARC XP Server

The Company believes that there are two other public companies that offer Color Servers which offer similar functionality to the Company's XP Server. Electronics for Imaging, Inc, sells the Windows-NT-based "Fiery(TM)" servers, aimed primarily at the Office user but also now supporting proofing functionality for the Pre-press industry. Splash Technology Holdings, Inc., has a range of servers based on the Macintosh computer platform.

Splash has recently announced that it has LINUX based servers, and that it intends to grow its business during 2000 by expanding that part of its product range.

The Company believes that its Color Server is the only one of its kind that has fully integrated communication over the Internet.

The YARC-EZ and YARC-RIP Software Rips for Macintosh Computers

YARC has non-server versions of its RIP software for Macintosh users, who comprise much of the professional publishing marketplace. The YARC-EZ(TM) Postscript Software RIP, is a low cost Macintosh Application, primarily used for proofing by the Printing and Pre-press industries. The YARC-RIP(TM) Postscript RIP is similar to the YARC-EZ but includes its own PowerPC Computing Coprocessor for improved multi-tasking and better networking.

Competitors for the YARC-EZ and YARC-RIP Software RIP Products

The Company believes that there are four public companies who compete with the Company for the software RIP products segment. There are also a number of small private companies with products in the printing and pre-press segment of the industry. Adobe Systems PressReady(TM) software RIP competes in the Proofing segment of the market. Onyx Graphics sells the "PosterShop(TM)" software RIP product, primarily aimed at the sign making marketplace. The Scanvec Company Ltd. sells the AccuPrint(TM) and PhotoPrint(TM) Software RIP products for both PC and Macintosh personal computers. The Harlequin software RIP has been licensed by several private OEM's who sell and support products based on Harlequin software in the retail marketplace.

HISTORY OF THE BUSINESS

The Company was incorporated on January 27, 1988 to develop and market a new method of increasing the power of personal computers ("PC") using UNIX based software tools.

The Company's initial technology focus was "Computing Coprocessors", add-in cards containing an advanced CPU and proprietary YARC Operating System software, that allowed the UNIX tools, especially C and Fortran Compilers, to operate in both MSDOS and Macintosh PC environments. This proprietary software was later extended to PC's running Microsoft Windows and Windows NT.

The Company's initial business model was to supply engineering services, and subsequently sell the proprietary Computing Coprocessors under OEM agreements.

During the early 1990s, YARC performed design services for Microsoft Inc., working as an OEM partner on Microsoft's "TrueImage(TM)" Postscript Raster Image Processor (RIP). YARC also shipped product to the German printing firm, Linotype AG. Other early printing industry partners included Pipeline Associates (acquired by Electronics For Imaging, Inc), Advanced Micro Devices, Inc., and Agfa Compugraphic, a division of Europe's Agfa-Gevaert Group. YARC also entered into an agreement with Dai Nippon Screen to supply Screen with YARC Computing Coprocessors to be used in Screen DTP imagesetter controllers. These controllers were based on RIP software from Harlequin Ltd., in the UK. YARC continued to supply this product to Screen until 1996.

YARC also achieved early recognition in sales of systems into the Macintosh 3D Graphics marketplace. YARC's formed alliances with several vendors, selling versions of their application software together with its Computing Coprocessors. PIXAR produced a version of their "RenderMan(TM)" software specially adapted for the YARC Coprocessor technology. The YARC version of PIXAR's Renderman could use as many YARC CPU cards as the user wanted to install, and the speed of the rendering increased as each additional YARC CPU was installed. This was achieved through YARC's innovative Parallel Processing technology.

In 1993, YARC was awarded the prestigious MacUser "Eddy" Statue for the Best Accelerator Card of 1993.

In 1994, YARC decided to de-emphasize its 3D Graphics business and focus its engineering effort towards the goal of producing its own version of Adobe Systems Inc. Postscript RIP software.

At the same time, YARC became involved in the Open Software Foundation's Open Source project, the precursor to the LINUX operating system. By 1994, YARC had based its tools on the GNU C compiler, which in the subsequent years grew into the tools for the Operating System now known as LINUX.

YARC initially shipped its GNU based Hydra Multiprocessing coprocessor card in 1995, and also released its first RIP software. Both were developed using the Open Software Foundation tools..

YARC shipped the first full color versions of its Postscript RIP software in June 1995, when a Canon Laser Copier RIP controller was displayed at PC Expo in New York. Subsequently, in October 1995, YARC demonstrated its first wide-format color RIP in the "Masters of Media" section of Seybold Seminars, in San Francisco.

In November of 1996, YARC Systems Ltd. was Incorporated in the United Kingdom to provide product and sales support for YARC's United Kingdom and European customer base.

In December, 1997, YARC released and demonstrated the YARC-XP Color Server. This was the first RIP Color Server in the industry which (i) used the LINUX operating system, and (ii) was designed for direct connectivity to the Internet.

In January, 1998, after exhaustive testing of the Company's Postscript software, Japan's Roland DG chose to OEM the YARC-EZ Postscript RIP software for sale with their new wide-format printers for the Japanese signmaking industry. This OEM partnership has continued to date.

In the hopes of improving its U.S. Sales and Marketing performance, YARC appointed Mr. Joseph LaBruna as President at the beginning of 1998. The Company was unable to compete effectively against its larger competitors, and Mr. LaBruna left the company later that year.

MARKETING AND DISTRIBUTION CHANNELS

      E-Commerce

The Company's operates an E-Commerce website, at http://SecureShop.yarcrip.com/, which was launched in October of 1998. In April, 1999, the Company enhanced the site with the capability to handle B2B transactions from dealers and distributors as well as end-user transactions. Most of YARC's U.S. RIP sales result from contacts generated by this website.

      International

YARC sells its product in Asia and Europe through both exclusive and non-exclusive distributors.

      OEM business

Several manufacturers have sold YARC's products as part of a complete system, usually badged with the OEM's own name. Principal OEM partnerships have been struck with Linotype AG, Dai Nippon Screen, DCA Inc., Honeywell Commercial Aviation Systems and Japan's Roland DG.

MANUFACTURING

The Company currently contracts with outside suppliers for certain components, including but not limited to, circuit boards. Assembly, quality control and shipping are all done at the Company's headquarters.

DEPENDENCE UPON KEY SUBCONTRACTORS.

YARC uses subcontractors to handle assembly of printed circuit boards and computer chassis. YARC has, from time to time, used a variety of local subcontractors to perform its manufacturing, and is not dependent on any particular manufacturing partner.

DEPENDENCE UPON KEY SUPPLIERS.

YARC's product range has been designed to use as many "off-the-shelf" components as possible. Although industry conditions may change, especially due to normal product life cycles, YARC has little dependence upon any particular supplier. YARC is currently using Power-PC(TM) Microprocessors which are manufactured only by IBM Microelectronics and Motorola. YARC also uses MACH(TM) FPGA devices designed by Advanced Micro Devices and Vantis. Vantis has recently been acquired by Lattice Inc., but no interruptions of supplies has been observed to date.

DEPENDENCE UPON KEY CUSTOMERS.

The nature of the OEM business is a reliance from time to time on relationships with manufacturers and business partners which amount to a significant proportion of YARC's income in any one year. Over the last five years YARC's income has significant depended on the relationships with Dai Nippon Screen, D.C.A., Inc., and Honeywell Commercial Aviation Systems.

YEAR 2000 COMPLIANCE

During 1999, the Company completed a comprehensive review of its computer systems and its products to identify all software that could be affected by the inability of many existing computer systems to process time-sensitive data accurately beyond December 31, 1999 ("Y2K"). The Company has not received any reports of troubles with its products related to Y2K. Minimal disruption occurred to the Company's MRP and Accounting systems, and no significant remedial costs have been incurred.

RESEARCH AND DEVELOPMENT

In proportion to its revenues, YARC spent heavily on Research and Development throughout its history. During Fiscal 1998 and 1999 YARC spent $277,773 and $272,862, respectively.

EMPLOYEES

      YARC maintains a core staff of experienced managers, technical experts and marketing professionals. This core management currently numbers seven full time employees. The Company augments this staff with up to twenty (20) additional employees as needed to satisfy project needs. None of the employees are subject to a collective bargaining agreement, and the Company believes that its relations with its employees is good.

INTELLECTUAL PROPERTY

      The Company does not currently hold patents, copyright marks or service marks on any of its products. The Company relies on confidentiality agreements and other contractual provisions to protect its intellectual property. The Company endeavors to manufacture hardware in such a manner as to reduce the likelihood of reverse engineering. There can be no assurance, however, that the steps taken by the Company to protect its proprietary rights will be appropriate to prevent misappropriation of such rights or that third parties will not independently develop a functional equivalent or superior technology.


ITEM 2. DESCRIPTION OF PROPERTY

      The Company's corporate headquarters are housed in a 4,537 square foot facility located in Camarillo, California. The premises are used for all of the Company's general office and administrative purposes, as well as research, design and production of computer products. The lease terminates on December 31, 2000.


ITEM 3. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT EMPLOYEES

      The following table sets forth certain information concerning the directors, executive officers and certain other significant employees of the
Company:

         NAME              AGE     POSITION
         ----              ---     --------
Dr. Trevor G. Marshall     51      Chairman of the Board, Chief Executive Officer
                                   and President

Frances E. Marshall        50      Director, Chief Financial Officer, and Secretary

Dr. Karsten Jeppesen       41      Director

Neil Eastwood              32      Graphic Arts Manager

Dion Whittaker             28      Chief Engineer

      Dr. Trevor G. Marshall has been Chairman of the Board, and Chief Executive Officer, since he founded Yarc Systems Corporation, Inc. in 1988. Dr. Marshall has extensive experience starting and managing companies which specialize in electronic equipment and related parts. Mr. Marshall is also a Contributing Editor for BYTE.com. He is widely recognized as an industry expert on LINUX and Internet computing technology, writing a regular column titled "Trevor's Linux" In addition to Bachelors and Masters degrees in Engineering from the University of Adelaide, South Australia, Dr. Marshall holds a Doctorate in Philosophy from the University of Western Australia.

      Dr. Karsten Jeppesen has served YARC as V.P. Engineering from 1993 until 1999, as a Director between 1996 and 1999, and has agreed to serve as a Director in 2000. Dr. Jeppesen's extensive entrepreneurial experience began when he founded Dus A/S (Denmark) in 1980 with venture funding from the LEGO Corporation. Dus manufactured UNIX-based computer aided instruction systems for schools and universities. Dr. Jeppesen has been developing RIP technology for the printing industry since 1983. He was an early contributor to the LINUX organization, introducing GNU into YARC's product range in 1994 and LINUX in 1995. Dr Jeppesen has extensive experience with Multiple CPU computer systems and Array Processors, most recently using the LINUX operating system to control these arrays. Dr. Jeppesen received a Doctor of Dental Surgery degree from Aarhus University in 1985.

      Frances E. (Liz) Marshall currently serves as Chief Financial Officer, Secretary and Director. Ms. Marshall has been with the Company since it was founded in 1988, filling a number of key management roles, including those of Production Management and Financial Controller. During 1982, she published a professional paper on Microprocessor Based Inventory Control in hospital pharmacy. Ms. Marshall received her Graduate Diploma in Pharmacy from Curtin University, in Western Australia. Ms. Marshall is married to Dr. Trevor Marshall.

      Neil Eastwood joined the Company in 1998. Mr. Eastwood is an expert in the inter-relation between Photographic Imaging and Digital Technologies. Mr. Eastwood lectured on Digital Imaging at Blackburn College, in the United Kingdom, from 1995-1998. Mr. Eastwood graduated with a Higher National Diploma in Art and Design from Watford College of Art and Design (UK) in 1986, and has over decade of experience in the Digital Printing industry.

      Dion Whittaker has been with the Company since 1995. Mr. Whittaker wrote the LINUX spooler subsystem for the Company's XP Server. He also designed, together with Dr. Jeppesen, the hardware and software RIP components that interact with the LINUX execution environment. Mr. Whittaker received a Bachelor of Engineering in computer science, with first class honors, from Curtin University in Western Australia.

      The officers of the Company serve at the discretion of the Board. Each director of the Company serves until such director's successor is elected and qualified or until the director's death, retirement, resignation or removal.

ITEM 4. REMUNERATION OF DIRECTORS AND OFFICERS

      The following table sets forth certain information concerning compensation paid by the Company to each of the three highest paid persons who are officers or directors of the Company for the fiscal year ended January 31, 2000.

NAME OF INDIVIDUAL                  CAPACITIES IN WHICH                         AGGREGATE
OR IDENTITY OF GROUP                REMUNERATION WAS RECEIVED                   REMUNERATION
--------------------                -------------------------                   ------------
Dr. Trevor G. Marshall              President, Chief Executive Officer and        $ 7,375
                                    Chairman of the Board

Frances E. Marshall                 Director, Chief Financial Officer             $ 5,625
                                    and Secretary

Dr. Karsten Jeppesen                Director, V.P.Engineering                          --

Officer and Directors as a group                                                  $13,000
(number of persons) 3

EMPLOYMENT AGREEMENTS

      The Company has not entered into employment agreements with any executive officer.

STOCK OPTION PLAN

      The Company established the 1992 Nonstatutory Stock Option Plan ("Option Plan") to attract and retain qualified persons for positions of substantial responsibility within the Company and to provide an incentive to the employees to promote the Company's business. The Option Plan is administered by the Board of Directors.

      The Options granted under the Option Plan were not intended to qualify as "Incentive Stock Options" within the meaning of Section 422(b) of the Internal Revenue Code, as amended, but were implemented to encourage stock ownership among the Company's directors, officers, and certain key persons performing services for the Company to encourage such persons to acquire proprietary interest in the success of the Company and to serve as an incentive to remain in the Company's service. Each Option granted is evidenced by a Stock Option Agreement and is granted for a maximum period of three (3) years. The price per share of Common Stock granted by the Option is determined by the Board of Directors, in its sole discretion. The Option Plan authorizes the issuance of a maximum of 8,000,000 shares of Common Stock.

      Directors do not receive compensation for their services. The Company does not currently intend to pay directors any cash compensation for services, but will reimburse them for out-of-pocket expenses they may incur on behalf of the Company. No such expenses were reported or reimbursement provided for the previous three fiscal years or the current interim period

ITEM 5. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

      As of February 11, 2000, there were approximately 19,046,871 shares of the Company's Common Stock outstanding. The table below sets forth, as of February 11, 2000, the number of shares of the Company's Common Stock beneficially owned by each of the Company's current officers and directors, the named executive officers, any other person or group who owned of record or who was known to beneficially own more than ten percent (10%) of the Company's outstanding shares and the officers and directors as a group.

                                                      NUMBER OF SHARES
     TITLE OF          NAME AND ADDRESS                 BENEFICIALLY       PERCENT
      CLASS         OF BENEFICIAL OWNER(1)                 OWNED           OF CLASS
     -------        ----------------------            ----------------     --------
      Common     Dr. Trevor G. Marshall                  4,960,000(2)       26.0%

      Common     Frances E. Marshall                       730,000           3.8%

      Common     Dr. Karsten Jeppesen                      962,462           5.1%

      Common     Officers and Directors as a Group       6,652,462          34.9%

--------
(1) All persons listed above have an address c/o the Company's principal executive offices and have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under applicable law.

(2) Dr. Trevor G. Marshall and Ms. Frances E. Marshall are husband and wife.

      The table below sets forth, as of February 11, 2000, the number of shares of the Company's Series A Preferred Stock beneficially owned by each of the Company's current officers and directors, the named executive officers, and any other person or group who owned of record or who was known to beneficially own more than ten percent (10%) of the Company's outstanding shares.

                                               NUMBER OF SHARES
      TITLE OF          NAME AND ADDRESS          BENEFICIALLY     PERCENT
       CLASS           OF BENEFICIAL OWNER           OWNED         OF CLASS
      --------        ---------------------    ----------------    --------
      Series A        Dr. Trevor G. Marshall        258,638(3)        100%


      The table below sets forth, as of February 11, 2000, the number of shares of the Company's Series B Preferred Stock beneficially owned by each of the Company's current officers and directors, the named executive officers, and any other person or group who owned of record or who was known to beneficially own more than ten percent (10%) of the Company's outstanding shares.

                                               NUMBER OF SHARES
      TITLE OF          NAME AND ADDRESS          BENEFICIALLY     PERCENT
       CLASS           OF BENEFICIAL OWNER           OWNED         OF CLASS
      --------        ---------------------    ----------------    --------
      Series B        Dr. Trevor G. Marshall        68,334(4)          100%

--------

(3) The Company issued 258,638 shares of Series A Preferred to Dr. Marshall in 1992, to retire certain indebtedness resulting from reimbursements due Dr. Marshall for money advanced on behalf of the Company.

(4) Dr. Marshall purchased 68,334 shares of Series B Preferred from Mr. Harvey Raider in the period from 1993 to 1995, as a part of a settlement agreement between the Company and Mr. Raider. Dr. Marshall purchased such shares on behalf of the Company. The Company has acknowledged its obligation to repurchase such shares from Dr. Marshall at the redemption value of $2.00 per share as soon as allowable under applicable law.

Stock Option Grants

The following table sets forth certain information concerning options granted by the Company to each of the three highest paid persons who are officers or directors of the Company for the fiscal year ended January 31, 2000.

                             NUMBER OF SHARES
NAME                        UNDERLYING OPTIONS    EXERCISE PRICE    EXPIRATION DATE
----                        ------------------    --------------    ---------------
Dr. Trevor G. Marshall               --                 --                 --

Frances E. Marshall             300,000              $0.20            January, 2003

Dr. Karsten Jeppesen                 --                 --                 --


Option Exercise and Holdings

The following table sets forth certain information concerning options granted by the Company and exercised and unexercised by each of the three highest paid persons who are officers or directors of the Company for the fiscal year ended January 31, 2000.

                             NUMBER OF SHARES
NAME                        UNDERLYING OPTIONS    EXERCISE PRICE     EXERCISE DATE
----                        ------------------    --------------    ---------------
Dr. Trevor G. Marshall               --                  --                --

Frances E. Marshall             300,000              $0.20(5)          January, 2000

Dr. Karsten Jeppesen                 --                  --                --


ITEM 6. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

      Since the Company's inception Dr. Jeppesen and Dr. Marshall were involved in a series of transactions with the Company in which the amount involved exceeded $50,000. Such transactions consisted of a series of payments made by Dr. Marshall and Dr. Jeppesen of business expenses on the Company's behalf. The outstanding balance of these transactions was $408,249 at January 31, 2000, a majority of which related to Dr. Marshall. These advances are not evidenced by a written instrument.

      During the past two years, Ms. Marshall has been involved in a series of transactions with the Company in which the amount involved exceeded $50,000. Such transactions consisted of a series of loans to the Company which were used to supplement cash flow. The outstanding balance of these transactions was approximately $120,000 at January 31, 2000. These loans are not evidenced by a written instrument, bear interest at 10% per annum, and have no maturity date.

ITEM 7. SECURITIES

      The following summary description of the Company's Common Stock, which is covered by this Registration Statement, is qualified in its entirety by reference to the Company's Articles of Incorporation included as an exhibit to this Registration Statement.

--------
(5)   The Company paid the exercise price for 80,000 of the shares exercised.

      The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock (the "Common Stock") and 15,000,000 shares of Preferred Stock (the "Preferred Stock").

COMMON STOCK

      Holders of Common Stock are entitled to one vote per share on all matters requiring a vote of shareholders. The Common Stock does not have cumulative voting rights. Subject to the prior rights of holders of Preferred Stock, the holders of Common Stock are entitled to receive dividends on a pro-rata basis when, if and, as declared by the Board of Directors out of funds legally available therefore. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts, liabilities, and other obligations, including the preferences of any outstanding shares of Preferred Stock. Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares of the Company's stock.

PREFERRED STOCK

      Series A Preferred Stock. The Company has authorized one class of Series A Preferred Stock consisting of 300,000 shares, 258,638 of which are issued and outstanding. The Series A Preferred Stock is entitled to a $1.00 per share liquidation preference over the Common Stock. Holders of Preference A stock are entitled to five votes per share on all matters requiring a vote of shareholders. Other than with respect to the liquidation preference and accrued but unpaid dividends, the Series A Preferred Stock will not share in liquidation payments. The Series A Stock is entitled to a $0.10 per share cumulative dividend payable quarterly. The Company may, at any time after the issuance of Series A Preferred Stock, redeem all or any part of the shares of Series A Preferred Stock issued and outstanding by paying to holder of such shares $1.00 per share plus an amount equal to all dividends on Series A Preferred Stock accrued and unpaid up to and including the date of redemption.

      Series B Preferred Stock. The Company has authorized one class of Series B Preferred Stock consisting of 100,000 shares, 68,334 of which are issued and outstanding. Preference B stock confers no voting rights. The Series B Preferred Stock is entitled to a $2.00 per share liquidation preference over the Common Stock. Other than with respect to the liquidation preference, the Series B Preferred Stock will not share in liquidation payments. The Company may, at any time after the issuance of Series B Preferred Stock, redeem all or any part of the shares of Series B Preferred Stock issued and outstanding by paying to holder of such shares $2.00 per share. The holders of Series B Preferred Stock have no voting rights, except as required by law.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

PRICE RANGE OF COMMON STOCK

      The following table sets forth the range of high and low bid quotations per shares for the Company's Common Stock for the periods indicated as reported by the OTC Bulletin Board, where the stock trades under the symbol "YARC." Such market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

YEAR       CALENDAR PERIOD                       HIGH           LOW
----       ---------------                       ----           ---
1998       First Quarter                        $0.875         $0.468
           Second Quarter                        0.875          0.40
           Third Quarter                         1.04           0.28
           Fourth Quarter                        0.50           0.28

1999       First Quarter                         0.41           0.18
           Second Quarter                        0.42           0.23
           Third Quarter                         0.32           0.19
           Fourth Quarter                        2.906          0.19

2000       First Quarter                         1.593          0.906
           (through March 10, 2000)


      On March 10, 2000 the closing bid price of the Common Stock as reported on the OTC Bulletin Board was $1.187 per share. As of March 10, 2000, there were approximately 87 holders of record of the Common Stock.

DIVIDENDS

      To date, the Company has not declared or paid any cash dividends with respect to its Common Stock. The policy of the Board of Directors has been, and continues to be, to retain earnings in order to provide for the growth of the Company. Consequently, no cash dividend or any other dividend is expected to be paid on the Common Stock in the foreseeable future. Although the Company's Common Stock is entitled to receive dividends, there can be no assurance that the Company will have sufficient funds to pay such dividends, or even if such funds are available, that the Company will be permitted to make such dividend payments under the provisions of the California General Corporation Law and other applicable laws. California law prohibits the Company from paying dividends or making other distributions if the Company would be unable to pay its debts as they become due in the usual course of business or if the Company's assets would be less than its liabilities after giving effect to such dividend or distribution. The Company does not anticipate the payment of dividends on the Shares in the foreseeable future, even if funds are legally available for dividends.

ITEM 2. LEGAL PROCEEDINGS

      In January 2000, the Company received a letter from Seiko Epson Corporation and Epson America, Inc. (collectively "Epson"), alleging that certain Internet domain names registered by the Company in March 1999 constituted the unlawful use of the EPSON trademark. The domain names cited included: onlineepsonshop.com, onlineepsonstore.com, epson-online.com, epsononline.com, epsononlineshop.com, and epsononlinestore.com. The letter requested that the Company desist from using these domain names and that it transfer ownerships of such domain names to Epson. The Company believes any disagreement will be settled amicably in light of the relationship between the parties.

      In June, 1999, the Company received a letter from Visual Edge Technologies Inc., alleging that an Internet domain name registered by the Company in November 1998 constituted the unlawful use of two trademarks. The domain name cited was "visual-edge.com". The letter requested that the Company desist from using this domain name. The last communication from counsel for Visual Edge was received in July 1999. The Company believes this matter will be settled amicably.

      In April 1999, a lawsuit entitled LaBruna v. Yarc Systems Corp, et al., No. PAS-L1796-99 was filed against the Company and its officers in Passaic County Superior Court in New Jersey. The lawsuit by Joseph LaBruna, the Company's former President, alleges that the Company breached its employment agreement with Mr. LaBruna. The complaint did not specify the damages sought. On January 19, 2000, the parties attended a mandatory non-binding arbitration the result of which was an award in favor of Mr. LaBruna in the amount of $37,560 in back wages and 100,000 shares of the Company's common stock. The arbitration award became binding on February 18, 2000. The Company does not intend to contest the arbitrator's award.

      In May 1998, the Company received a letter from Electronics For Imaging, Inc. ("EFI") alleging that the Company's ColorSync technology infringed on patents commonly referred to as the "919" patent and "048" patent. The Company believes that EFI is the assignee/owner of both patents. These patents cover the technology used to match the color on printer paper with the color in the original image on the user's monitor. The Company responded by noting that: (i) the Company developed the ColorSync technology in conjunction with Apple Computers, Inc. ("Apple"), (ii) ColorSync was the subject of a valid license agreement between EFI and Apple, and (iii) the settlement between EFI and Apple in early 1996 extended protection to certain third parties such as the Company using ColorSync technology. On August 7, 1998, the Company received an email from EFI acknowledging that the Company's ColorSync technology was subject to a valid license agreement between EFI and Apple, but that using this licensed technology beyond the MAC platform would not be. Since August 1998, the Company has not received any correspondence from EFI regarding its ColorSync technology or patents 919 and 048.

      In addition, the Company is involved from time to time in litigation arising in the normal course of its business. The Company believes that the ultimate resolution of such claims will not materially affect the Company's business or financial condition.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

      The Company has never had any disagreements with its principal independent accountant on any matter related to the Company's accounting principles or practices, financial disclosure, or auditing scope or procedure, or any other matter.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      During the period from February 1997 through February 2000, the Company exchanged 1,917,256 shares of its common stock in full and complete satisfaction of outstanding notes and debts with existing security holders. Upon issuance of the shares, the notes and debts were canceled. No commission or remuneration was paid directly or indirectly for soliciting such exchange. The common stock was issued pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933 (the "Act").

      Pursuant to the Company's 1992 Nonstatutory Stock Option Plan, the Company granted options to purchase 4,220,000 shares of its common stock to certain key employees from December 1998 through January 2000 at prices ranging from $0.20 to $0.44. To date, options representing 1,905,645 shares have been exercised. The shares were issued subject to an exemption from registration under Section 4(2) and Rule 701 of the Act. All of the securities issued in such transactions contained restrictive legends.

      During the period from July 1997 through March 1998, the Company sold 1,756,000 shares of its common stock at $0.57 per share to accredited investors only. The offering was not underwritten, and there were no underwriting discounts or commissions. Investors acquired the shares for their own account and not with a view to resale. The sales were made in reliance upon an exemption from registration pursuant to Section 4(2)and Regulation D promulgated under the Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Company's Articles of Incorporation do not provide for indemnification of the Company's directors and officers, however, such indemnification is permitted in accordance with and as limited by its Bylaws and California General Corporation Law ("Corporation Law").

      The Company's Bylaws provide that the Company is permitted to indemnify its directors and officers to the maximum extent permitted by the Corporation Law. The Bylaws further provide that the Company has the power to indemnify its directors and officers against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising out of any circumstance in which such person was acting as an agent of the Company. The Company also has the power to advance to each such person those expenses incurred in defending any such proceeding to the maximum extent permitted by the Corporation Law.

      Pursuant to Section 317 of the Corporation Law, the Company has the power to indemnify a director or officer in a civil proceeding if such director or officer was acting on behalf of the Company at the time and in the circumstances giving rise to the proceeding and was acting in good faith and in a manner such officer or director reasonably believed to be in the best interests of the Company at such time. In the case of a criminal proceeding, the Company has the power to indemnify its directors and officers provided that such person had no reasonable cause to believe that their conduct was lawful. The Corporation Law limits the Company's ability to indemnify its directors and officers where the director or officer is deemed to be liable to the Company in the execution and performance of their duties to the Company. Notwithstanding the previous sentence, the Corporation Law allows the Company to purchase and maintain insurance on behalf of any agent of the Company whether or not the Company would have the power to indemnify such agent against liability pursuant to Section 317 of the Corporation Law.

                                    PART F/S
                              FINANCIAL STATEMENTS

                          INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Index to Financial Statements ...........................................................F-1

Yarc Systems Corporation, Inc.
    Independent Auditor's Report.........................................................F-3
    Balance Sheets-Years Ended January 31, 1998,
        and January 31, 1997 ............................................................F-4
    Statement of Operations- Years Ended January 31, 1998,
        and January 31, 1997.............................................................F-5
    Statement of Cash Flows-Years Ended January 31, 1998,
        and January 31, 1997.............................................................F-6
    Statement of Stockholder's Equity-Years Ended
        January 31, 1998, and January 31, 1997...........................................F-7
    Notes to Financial Statements........................................................F-8

    Independent Auditor's Report........................................................F-18
    Balance Sheets-For the Years Ended January 31, 1999
        and January 31, 1998............................................................F-19
    Statement of Operations-For the Years Ended January 31, 1999
        and January 31, 1998............................................................F-20
    Statement of Cash Flows-For the Years Ended January 31, 1999
        and January 31, 1998............................................................F-21
    Statements of Stockholder's Equity-For the Years Ended
        January 31, 1999 and January 31, 1998  .........................................F-22
    Notes to Financial Statements.......................................................F-23

    Balance Sheets-Unaudited For the Year Ended January 31, 2000
        and For the Year Ended January 31, 1999.........................................F-33
    Statement of Operations-Unaudited For the Year Ended January 31, 2000
        and For the Year Ended January 31, 1999.........................................F-34
    Statement of Cash Flows-Unaudited For the Year Ended January 31, 2000
        and For the Year Ended January 31, 1999.........................................F-35
    Statements of Stockholder's Equity-Unaudited For the Year Ended
        January 31, 2000 and For the Year Ended January 31, 1999  ......................F-36
    Notes to Financial Statements.......................................................F-37

                         YARC SYSTEMS CORPORATION, INC.
                               FINANCIAL STATEMENT
                            JANUARY 31, 1998 AND 1997








bg      BARRY GLASSER & COMPANY
            A PROFESSIONAL ACCOUNTANCY CORPORATION

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Yarc Systems Corporation
Camarillo, California



We have audited the balance sheets of Yarc Systems Corporation as of January 31, 1998 and 1997 and the related statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yarc Systems Corporation as of January 31, 1998 and 1997, and the results of it's operations and cash flows for each of the two years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Note 1 to the financial statements describes various factors that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BARRY GLASSER & COMPANY




Agoura Hills, California
April 27, 1998

         30423 CANWOOD STREET, SUITE 218, AGOURA HILLS, CALIFORNIA 91301
                        (818) 874-9940 FAX (818) 874-9945

                            YARC SYSTEMS CORPORATION
                                  BALANCE SHEET
                                   JANUARY 31,

                                                                            1998               1997
                                                                        -----------        -----------
                                     ASSETS
Current Assets
        Cash                                                            $    12,259        $        --
        Accounts Receivable, Less Allowance for
          Doubtful Accounts of $3,048 (1998) and
          $16,646 (1997) (Note 3)                                            80,267             86,058
        Inventories (Note 4)                                                315,887            336,817
                                                                        -----------        -----------
               Total Current Assets                                         408,413            424,892

Property and Equipment at Cost, Less Accumulated
  Depreciation of $343,648 (1998) and $297,267 (1997)
  (Note 5)                                                                  116,011            144,588
Contract and Licenses                                                        25,000             25,000
Deposit                                                                       9,726              9,447
Investments and Advances to Unconsolidated
  Subsidiary Carried at Cost (Note 6)                                       174,148             17,808
                                                                        -----------        -----------
               Total Assets                                             $   733,296        $   619,718
                                                                        ===========        ===========

                             LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
        Bank Overdraft                                                  $        --        $     2,916
        Accounts Payable                                                    494,596            536,930
        Accrued Payroll and Payroll Taxes (Note 8)                          521,595            265,907
        Income Taxes Payable (Receivable)                                    (6,651)            (6,651)
        Dividend Payable (Note 15)                                          118,539             92,676
        Bridge Loan (Note 7)                                                400,328            355,000
        Due to Stockholder (Note 10)                                        154,715             33,914
        Current Portion of Obligation Under
          Capital Leases (Note 9)                                            33,223             38,613
                                                                        -----------        -----------
               Total Current Liabilities                                  1,716,345          1,319,305
                                                                        -----------        -----------

Obligation Under Capital Leases, Less Current Portion
  (Note 9)                                                                   12,431             38,900
                                                                        -----------        -----------
Stockholder's Equity (Note 7, 13 and 15)
  Preferred Stock Series A, $1 Par Value 10% Cumulative
    Voting Shares, Authorized 15,000,000 Shares:  Issued
    and Outstanding 258,638 Shares                                          258,638            258,638
  Preferred Stock Series B, No Par Value, Non-Voting
    Shares; Issued and Outstanding 68,334 Shares                             42,667             42,667
  Common Stock, No Par Value, Authorized 25,000,000
     Shares, 12,700,721 Shares and 12,040,321 Issued and
     Outstanding at January 31, 1998 and 1997, Respectfully               2,321,898          1,741,498

Retained Earnings (Deficit)                                              (3,618,683)        (2,781,290)
                                                                        -----------        -----------
Total Stockholder's Equity (Deficit)                                       (995,480)          (738,487)

Total Liabilities and Stockholders Equity                               $   773,296        $   619,718
                                                                        ===========        ===========

See Accompanying Notes to These Financial Statements.

                            YARC SYSTEMS CORPORATION
                             STATEMENT OF OPERATIONS
                             YEAR ENDED JANUARY 31,


                                                         1998               1997
                                                     -----------        -----------
Revenue, Net of Returns and Allowances               $ 1,317,422        $ 1,601,547

Cost of Sales                                           (414,923)          (564,760)
                                                     -----------        -----------

Gross Profit                                             902,499          1,036,787
                                                     -----------        -----------

Operating Expenses
        Selling Expenses                                 209,893            226,313
        Research and Development                         277,773            266,529
        General and Administrative Expenses            1,126,316            928,822
                                                     -----------        -----------
               Total Operating Expenses                1,613,982          1,421,664
                                                     -----------        -----------

Operating Income (Loss)                                 (711,483)          (384,879)

Interest Expense                                         (99,247)           (42,747)
                                                     -----------        -----------

Income (Loss) Before Extraordinary Loss                 (810,730)          (427,624)

Extraordinary Loss on Extinguishment
  Of Debt (Note 5)                                            --                 --
                                                     -----------        -----------

Income (Loss) Before Income Taxes                       (810,730)          (427,624)

Provision (Benefit) for Income Taxes (Note 12)               800                800
                                                     -----------        -----------
Net Income (Loss)                                    $  (811,530)       $  (428,424)
                                                     ===========        ===========

(Loss) per Common Share

  Basic                                              $      (.06)       $      (.03)
                                                     ===========        ===========

  Diluted                                            $      (.06)       $      (.03)
                                                     ===========        ===========

Weighted Average Common Shares                        13,431,640         13,174,527
                                                     ===========        ===========

Weighted Average Common Shares - Assuming Dilution    13,431,640         13,174,527
                                                     ===========        ===========

See Accompanying Notes to These Financial Statements.

                            YARC SYSTEMS CORPORATION
                             STATEMENT OF CASH FLOWS
                             YEAR ENDED JANUARY 31,

                                                                       1998              1997
                                                                     ---------        ---------
Operating Activities:
        Net Income (Loss)                                            $(811,530)       $(428,424)
        Adjustments to Reconcile Net Income (Loss)
          to Net Cash Provided by (Used in) Operating
          Activities:
               Sales to Unconsolidated Subsidiary Not Paid For         (85,916)              --
               Allowance for Doubtful Accounts                         (13,598)              --
               Depreciation and Amortization                            46,384           55,514
               Accrued Interest on Bridge Loans                         55,162               --
               Decrease (Increase) in Accounts Receivable               19,389          (53,584)
               Decrease (Increase) in Inventories                       20,930           57,300
               Decrease (Increase) in Deposits                            (279)              --
               (Decrease) Increase in Accounts Payable                 (42,334)          15,804
               (Decrease) Increase in Accrued Expenses                 255,688          118,930
                                                                     ---------        ---------
Net Cash (Used in) Operating Activities                               (556,104)        (245,460)
                                                                     ---------        ---------
Investing Activities:
        Advances to Unconsolidated Subsidiary                          (70,423)         (17,808)
        Acquisition of Property and Equipment                          (10,567)            (660)
                                                                     ---------        ---------
Net Cash (Used in) Provided by Investing Activities                    (80,990)         (18,468)
                                                                     ---------        ---------
Financing Activities:
        Proceeds From Bridge Loans                                      40,000          300,000
        Net Advances (Payment) From Stockholder                        120,000          (16,905)
        Net Borrowing (Payment) Under Capital
          Lease Obligation                                             (34,834)         (45,384)
        Proceeds From Sale of Stock                                    565,400           25,000
        Repayment of Bridge Loans                                      (39,098)              --
                                                                     ---------        ---------
Net Cash Provided (Used) by Financing Activities                       652,269          262,711
                                                                     ---------        ---------
Increase (Decrease) in Cash                                             15,175           (1,217)
Cash (Overdraft) at Beginning of Period                                 (2,916)          (1,699)
                                                                     ---------        ---------
Cash (Overdraft) at End of Period                                    $  12,259        $  (2,916)
                                                                     =========        =========
Cash Paid For:
        Interest                                                     $  65,877        $  42,747
                                                                     =========        =========
        Income Taxes                                                 $     800        $     800
                                                                     =========        =========
        Non Cash Transaction From Bridge Loan Interest               $      --        $      --
                                                                     =========        =========
        Non Cash Transaction From Dividend on
          Preferred Stock Series A                                   $  25,863        $  25,863
                                                                     =========        =========
        Non Cash Capitalized Lease Obligation                        $   7,239        $  29,927
                                                                     =========        =========

See Accompanying Notes to These Financial Statements.

                         YARC SYSTEMS CORPORATION, INC.
                  STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)



                                                    Preferred Stock                            Preferred Stock
                                                        Series A                                  Series B
                                                    ---------------                            ---------------
                                                     Shares Issued                              Shares Issued
                                                     & Outstanding           Amount            & Outstanding          Amount
                                                    --------------        -----------          ---------------     -----------
Balance at January 31, 1996                              258,638          $   258,638               68,334         $    42,667

Net Loss
Issuance of Stock at $1 Per Share
Dividend-Preferred Stock at $.10 Per Share

Balance at January 31, 1997                              258,638          $   258,638               68,334         $    42,667

Net Loss
Sale of Common Stock at $1 Per Share
Sale of Common Stock at $.50 Per Share
Issuance of Stock Under Conversion From
  Bridge Loan at $1 Per Share
Dividend - Preferred Stock at $.10 Per Share


Balance at January 31, 1998                              258,638          $   258,638               68,334         $    42,667





                                              Common Stock
                                              -------------
                                              Shares Issued                     Treasury     Retained Earnings
                                              & Outstanding        Amount         Stock          (Deficit)             Total
                                              -------------     -----------    ----------    -----------------      ------------
Balance at January 31, 1996                     12,522,570      $ 1,716,498         0          $(2,180,655)         $  (162,852)

Net Loss                                                                                          (428,424)            (428,424)
Issuance of Stock at $1 Per Share                   25,000           25,000                                              25,000
Dividend-Preferred Stock at $.10 Per Share                                                         (25,863)             (25,863)
                                                                                               -----------          -----------
Balance at January 31, 1997                     12,547,570      $ 1,741,498         0          $(2,781,290)         $  (738,487)

Net Loss                                                                                          (811,530)            (811,530)
Sale of Common Stock at $1 Per Share               485,400          485,400                                             485,400
Sale of Common Stock at $.50 Per Share             160,000           80,000                                              80,000
Issuance of Stock Under Conversion From
  Bridge Loan at $1 Per Share                       15,000           15,000                                              15,000
Dividend - Preferred Stock at $.10 Per Share                                                       (25,863)             (25,863)
                                                                                               -----------          -----------

Balance at January 31, 1998                     13,207,970      $ 2,321,898         0          $(3,618,683)         $  (995,480)



See Accompanying Notes to These Financial Statements.

                         YARC SYSTEMS CORPORATION, INC.
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1998 AND 1997


NOTE  1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES BASIS OF PRESENTATION

        Yarc Systems Corporation (the Company) was founded in January, 1988 to develop and market a new method of increasing the power of personal computers called "Computing Coprocessors". The Company designs and manufactures special purpose computer engines for major software OEM's. Its key technologies include a range of proprietary software and hardware packages which allow application developers to provide their users with more computing power. In September 1996, the Company formed a subsidiary in the Britain called YARC Systems limited. The purpose of the subsidiary is to provide local sales and support within Europe. YARC Systems Limited has not been consolidated because through January 31, 1998, its operations were minor and the subsidiary did not operate for most of the 1999 fiscal year. (See Note 6)

Accounting Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

        The Company recognizes revenue from product sales at the time of shipment or when a service is performed.

Research and Development Costs

        The company follows the guidance provided in FASB-2, Accounting for Research and Development Costs and FASB-86, Accounting for the Costs of Computer Software to be Sold, Leased or otherwise Marketed. Accordingly, all costs related to research and development are expensed until such time that technological feasibility is established. Once technological feasibility is established all costs incurred in the production of the product matters are capitalized.

Cash & Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents.

Inventories

        Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

Property and Equipment

        Property and equipment is stated at cost. Depreciation is provided via the straight-line method over the estimated useful lives of the assets, principally five (5) years.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1998 AND 1997



Note 1 - Continued

Income Taxes

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Advertising

        The Company expenses advertising costs as incurred. During the year ended January 31, 1998 and 1997, the Company incurred $52,775 and $15,853 in advertising costs.

Stock-Based Compensation

        In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation (FAS 123"), which the Company adopted in fiscal 1997, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock option plans. Under APB 25, if the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation is recognized. Information regarding the Company's pro forma disclosure of stock-based compensation pursuant to FAS 123 has not been included since no stock options have been granted. (See Note 13)

Fair Value of Financial Instruments

        Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The carrying value of the financial instruments on the balance sheets are considered reasonable estimates of the fair value.

Reclassifications

        Certain prior year financial statement classifications have been reclassified to conform with the current year's presentation.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1998 AND 1997

Note 1 - Continued


Earnings (Loss) Per Common Share

        Basic earnings (loss) per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) available to common shareholders (the "numerator") by the weighted average number of common shares outstanding (the "denominator") during the period. Diluted earnings (loss) per common share ("Diluted EPS") is similar to the computation of Basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net earnings (loss) per share.

                                   Earnings (loss)      Shares         Per-Share
                                    (Numerator)      (Denominator)       Amount
                                   ---------------   -------------     ---------
January 31, 1998
        Net (loss)                   $(811,530)
        Preferred Dividends            (25,863)
                                     ---------

        Basic and Diluted EPS        $(837,393)       13,431,640       $    (0.06)
                                     ==========       ==========       ==========

January 31, 1997
        Net (loss)                   $(428,424)
        Preferred Dividends            (25,863)
                                     ---------

        Basic and Diluted EPS$        (454,287)       13,174,527       $    (0.03)
                                     =========        ==========       ==========


NOTE 2  -  GOING CONCERN CONSIDERATIONS

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At January 31, 1998, the Company had a net loss, negative working capital, and a decline in net worth which raise substantial doubt about its ability to continue as a going concern. The Company's losses have resulted primarily from an inability to achieve product sales and contract revenue targets due to insufficient working capital. Yarc's ability to continue operations will depend on positive cash flow, if any, from future operations and on the Company's ability to raise additional funds through equity or debt financing. The Company has cut back and/or discontinued some of its operations and, if it is unable to raise or obtain needed funding, the Company may be forced to discontinue operations generally. To date, through further equity infusion into the Company, primarily in the form of the exercise of options by employees of the Company, operations have continued. Without additional funding sufficient to satisfy the creditors of the Company, as well as providing working capital for the Company, there can be no assurances that such operations can continue. The Company continues to actively work with entities capable of providing such funding. Management has continued to implement its restructuring plan including reductions of personnel, consolidation of facilities and disposal of subsidiaries. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1998 AND 1997



NOTE  3  -  ACCOUNTS RECEIVABLE
        Accounts receivable at January 31, consists of:

                                               1998             1997
                                            ---------        ---------
Accounts Receivable, Trade                  $  82,573        $  88,882
Accounts Receivable, Other                        742           13,822
                                               83,315          102,704
Less: Allowance for Doubtful Accounts          (3,048)         (16,646)

                                            $  80,267        $  86,058
                                            =========        =========

NOTE  4  -  INVENTORIES
        Inventories at January 31, consists of:

                            1998           1997
                          --------       --------
Raw Materials             $210,146       $204,883
Work-in-Process            102,618        128,531
Sales Demonstration          3,123          3,403
                          --------       --------
                          $315,887       $336,817
                          ========       ========


NOTE  5  -  PROPERTY AND EQUIPMENT

        Property and equipment at January 31, consists of:

                                         1998             1997
                                      ---------        ---------
Machinery and Equipment               $ 120,642        $ 110,075
Office Equipment                         44,798           44,798
Engineering Under Capital Lease          65,134           65,134
Equipment Under Capital Lease           178,971          171,731
Software                                 47,614           47,614
Leasehold Improvements                    2,500            2,500
                                      ---------        ---------
                                        459,659          441,852
Less Accumulated Depreciation          (343,648)        (297,264)
                                      ---------        ---------
                                      $ 116,011        $ 144,588
                                      =========        =========

        Depreciation expense charged to operations was $46,384 and $44,514 for January 31, 1998 and 1997, respectively.

        Amortization of equipment under capital lease in the amount of $76,365 and $100,501 for January 31, 1998 and 1997, respectively, is included in accumulated depreciation.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1998 AND 1997



NOTE 6 - INVESTMENTS AND ADVANCES TO UNCONSOLIDATED SUBSIDIARY CARRIED AT
        COST

        In September 1996, the Company formed a subsidiary in Great Britain by the name of YARC Systems Limited. The purpose of the subsidiary is to provide local sales and support within Europe. Through January 31, 1997, the subsidiary was organizing and had very minor operations.

        Following is a summary of the financial position of YARC Systems Limited as of January 31:

                                                            1998              1997
                                                          ---------         ---------
               Current Assets                             $  41,038         $   4,549
               Property, Plant and Equipment (Net)           71,948            26,693
                                                          ---------         ---------

               Total Assets                               $ 112,986         $  31,362
                                                          =========         =========


               Current Liabilities                        $ 223,902             $  --
               Noncurrent Liabilities                        15,049                --
                      Total Liabilities                     238,951                --
                                                           (125,986)               --

               Stockholder's Equity (Deficiency)          $ 112,986         $  31,362
                                                          =========         =========


        There is no market for the common stock of YARC Systems Limited and, accordingly, no quoted market price is available.

        Sales to Yarc Systems Limited amounted to $85,916 in 1998 and $0 in 1997. The Company has not received payment on these sales and the receivable has been included in the investment and advances to unconsolidated subsidiary. The Company sold product to Yarc Systems Limited at cost.

        During the 1999 fiscal year the subsidiary has ceased operations. However, the subsidiary is still in good standing and operations could be recommenced upon approval of the board of directors

NOTE  7  -  BRIDGE LOAN/COMMON STOCK

        For the year ended January 31, 1997, there were no compensation arrangements involving common stock.

        In June 1996, the Company borrowed $300,000 from 10 borrowers under an intercreditor agreement. The notes are secured by the accounts receivable and inventory.

        The notes draw interest at 10% per annum. The principal balance plus the accrued interest was scheduled to be paid in 12 equal installments beginning June, 1997. The Company has partially repaid one of the notes. The Company has been accruing the interest on these notes. During the year ended January 31, 1998, the Company received $40,000 as an additional bridge loan; $15,000 of which was converted into 15,000 shares of common stock. During the years ended January 31, 1999 and 2000, the Company converted $120,000 and $200,000 respectively to common stock at $.50 per share. Thus at January 31, 2000, all of the outstanding bridge loan obligation had been satisfied.

                            YARC SYSTEMS CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                           JANUARY 31, 1998 AND 1997



NOTE 8 - ACCRUED PAYROLL AND PAYROLL TAXES

        Included in accrued payroll and payroll taxes at January 31, 1997 was $210,000. This sum had increased to approximately $420,000 by January 31, 1998. The company had negotiated with the taxing authorities a payment plan to pay the outstanding obligation. The Company has not fulfilled its obligations under the negotiated plan but has been in renegotiations with the tax authorities.

NOTE  9  -  OBLIGATION UNDER CAPITAL LEASES

        The Company leases various equipment under capital leases expiring in various years through 2003. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. Minimum future lease payments under capital leases as of January 31, 1998 for each of the future years in the aggregate are:

       Year Ended Jan 31,
               1999                            $33,223
               2000                              8,270
               2001                              1,480
               2002                              1,618
               2003                              1,063
                                               -------
                                                45,654
               Less: Current portion            33,223
                                               -------
               Long-Term portion               $12,431
                                               =======

        Interest rates on capitalized leases vary from 9% to 23% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

NOTE  10  -  DUE TO SHAREHOLDER

        Due to shareholder consists principally of business expenses paid for by the Company's president and not reimbursed by the Company. All of the amounts are payable upon demand. The officer shareholder has agreed not to demand payment until at least February, 2000.

NOTE  11  -  COMMITMENTS AND CONTINGENCIES

        The Company was leasing its facilities under a five year lease, which was due to expire on January 14, 2000.

        During the year ended January 31, 1999, the landlord requested that the Company vacate the facilities. Since the Company was not fully utilizing the space, the Company and the landlord mutually rescinded the lease effective March, 1999. In April, 1999, the Company moved into a new facility.

        In addition, the Company is obligated to pay its proportionate share of real estate taxes.

        Additionally, the Company is required to maintain a $ 1,000,000 liability insurance policy and replacement cost fire and extended coverage insurance.

        Rent expense under operating leases was $142,296 and $129,305 for the year ended January 31, 1998 and 1997 respectively.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1998 AND 1997


NOTE  12  -  INCOME TAXES

        At January 31, 1998, the Company had approximately $3,300,000 and $1,400,000 of net operating loss carryforwards for federal and state income tax purposes respectively. The carryforwards expire through 2013.

        The components of the provision (benefit) for income taxes at January 31, are as follows:

                                                                     1998               1997
                                                                 -----------        -----------
        Current
               Federal                                           $         -        $         -
               State                                                     800                800
                                                                 -----------        -----------
                                                                 $       800        $       800
                                                                 ===========        ===========
        Deferred tax asset consist of the following:

               Net Operating Loss Carryforwards                  $ 1,122,000        $   850,000
               Valuation Allowance - Net Operating Losses         (1,122,000)          (850,000)
                                                                 -----------        -----------

               Net Deferred Tax Asset                            $         0        $         0
                                                                 ===========        ===========

        There were no deferred tax liabilities at January 31, 1998 or 1997.

           The reconciliation of federal income taxes computed at the statutory rate to the income tax provision (benefit) is as follows:


                                                                   Year Ending January 31,
                                                                   1998               1997
                                                               -----------        -----------
        Income Tax Benefit at Statutory Rate                   $  (272,000)       $  (145,000)
        Increase in Valuation Allowance                            272,000            145,000
                                                               -----------        -----------

                                                               $         0        $         0
                                                               ===========        ===========


NOTE  13  -  COMMON STOCK/PURCHASE PLAN

        In August 1992, the Board of Directors approved an employee stock purchase plan. The Board directed that a maximum of 2,000,000 shares be offered to the employees. This was increased to 8,000,000 in 1995. The Board has the authority to offer key employees the option of any number of shares up to the plan maximum. As of January 31, 1998 and 1997, there are 7,650,000 shares remaining under this plan. During the year ended January 31, 1999, the Board granted options to purchase 2,570,000 shares at market price on the date of the grant.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1998 AND 1997



NOTE  14  -  LITIGATION

        In the fourth quarter of 1993, Yarc filed a suit for libel against an individual resident of Denmark, Mr. Flemming Stanley and his Danish company in formation, "Stantech." In December 1993, Yarc won a judgment in the Superior Court of California against the individual and his business in the amount of $843,000. This judgment is currently unsatisfied. Yarc also filed an action for libel in the Maritime and Commercial Court of Copenhagen against the same defendants. Thereafter, Stantech filed a cross-complaint against Yarc which alleged copying infringement under the Danish "Marketing Act" and claimed Yarc's Linotronic RIP product infringed a Stantech product. In November, 1996 the Maritime and Commercial Court held that Flemming Stanley had committed libel and that there was no evidence of infringement as there was no copyrightable material and imposed a fine against Mr. Stanley. The Maritime and Commercial Court also imposed a fine in the approximate amount of U.S.$ 112,000 against Yarc for disturbing Stantech's market under the Danish Marketing Act. If Yarc establishes a presence in Denmark the fine will have to be paid as the 843,000 unsatisfied judgement can not be enforced in Denmark.

NOTE  15  -  DIVIDENDS AND PREFERRED STOCK

        The Preferred Stock Series A was issued to the Company's president in 1992 as payment of reimbursements due the president for money advanced on behalf of the Corporation.

        The holders of outstanding Series A Preferred shares shall be entitled to receive, when and as declared by the Board of Directors of the corporation, out of any assets at the time legally available dividends at the annual rate of $ .10 per Series A Preferred Share, and no more, payable in cash quarterly on the last day of March, June, September, and December to the holders of Series A Preferred shares of record on a date not more than 60 nor fewer than 10 days preceding each respective payment date as specified by the Board of Directors or, if not so specified, as provided by law. Dividends shall accrue on each Series A Preferred Share form the date of its original issuance and shall accrue from day to day, whether or not earned or declared. Dividends shall be cumulative so that if dividends in respect of any previous quarterly dividend period at that annual rate per share shall not have been paid on or declared and set apart of all Series A Preferred shares at the time outstanding, the deficiency shall be fully paid on or declared and set apart for those shares before the Board of Directors of the corporation declares or pays any dividend to holders of Common shares.

        At present, the dividends have not been declared by the Board of Directors but it will be cumulative under dividend payable.

        Dividend payable at January 31, 1998 and 1997 consist of:

Balance at January 31, 1996                          $ 66,813
Dividend - for the year January 31, 1997               25,863
                                                     --------
Balance at January 31, 1997                            92,676
Dividend - for the year January 31, 1998               25,863
                                                     --------
                                                     $118,439
                                                     ========

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1998 AND 1997


Note 15 Continued

        All of the outstanding Series A Preferred Shares are held by the president of the Company. The president has agreed to forego payment of the dividends until such time as the Company has adequate resources.

        The Preferred Stock Series B was purchased on behalf of the Company by the president from a former officer during the period 1993 to 1995, pursuant to a legal settlement between the Company and a former officer. The Company has committed to repurchase those shares from the president at its redemption value of $2 per share when it is able.

NOTE 16 - TRANSACTIONS WITH MAJOR CUSTOMERS

        One domestic customer accounted for approximately $625,700 or 47% of year ended January 31, 1998 sales. No other customer amounted to more than 1% of sales.

                         YARC SYSTEMS CORPORATION, INC.
                              FINANCIAL STATEMENT
                           JANUARY 31, 1999 AND 1998

        [BARRY GLASSER & COMPANY LETTERHEAD]




                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Yarc Systems Corporation
Camarillo, California



We have audited the balance sheets of Yarc Systems Corporation as of January 31, 1999 and 1998 and the related statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yarc Systems Corporation as of January 31, 1999 and 1998, and the results of it's operations and cash flows for each of the two years in the period ended January 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Note 1 to the financial statements describes various factors that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


BARRY GLASSER & COMPANY





Agoura Hills, California
February 11, 2000

                            YARC SYSTEMS CORPORATION
                                  BALANCE SHEET
                                   JANUARY 31,



                                                                       1999               1998
                                                                   -----------         -----------
                                     ASSETS
Current Assets
         Cash                                                      $     4,330         $    12,259
         Accounts Receivable, Less Allowance for
           Doubtful Accounts of $0 (1999) and
           $13,048 (1998) (Note 3)                                      16,282              80,267
         Inventories (Note 4)                                          194,375             315,887
                                                                   -----------         -----------
                  Total Current Assets                                 214,987             408,413

Property and Equipment at Cost, Less Accumulated
  Depreciation of $388,186 (1999) and $343,648 (1998)
  (Note 5)                                                              78,951             116,011
Contract and Licenses                                                        0              25,000
Deposit                                                                  3,600               9,726
Investments and Advances to Unconsolidated
  Subsidiary Carried at Cost (Note 6)                                        0             174,146
                                                                   -----------         -----------

                  Total Assets                                     $   297,538         $   733,296
                                                                   ===========         ===========

                      LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
         Accounts Payable                                          $   643,785         $   494,596
         Accrued Payroll and Payroll Taxes (Note 8)                    697,472             521,595
         Income Taxes Payable (Receivable)                                   0              (6,651)
         Dividend Payable (Note 15)                                    144,402             118,539
         Bridge Loan (Note 7)                                          544,161             400,328
         Due to Stockholder (Note 10)                                  174,219             154,715
         Current Portion of Obligation Under
           Capital Leases (Note 9)                                       8,270              33,223
                                                                   -----------         -----------
                  Total Current Liabilities                          2,212,209           1,716,345
                                                                   -----------         -----------

Obligation Under Capital Leases, Less Current Portion
  (Note 9)                                                               4,358              12,431
                                                                   -----------         -----------
Stockholder's Equity (Note 7, 13 and 15)
  Preferred Stock Series A, $1 Par Value 10% Cumulative
    Voting Shares, Authorized 15,000,000 Shares:  Issued
    and Outstanding 258,638 Shares                                     258,638             258,638
  Preferred Stock Series B, No Par Value, Non-Voting
    Shares; Issued and Outstanding 68,334 Shares                        42,667              42,667
  Common Stock, No Par Value, Authorized 25,000,000
     Shares, 16,293,809 Shares and 13,893,370 Issued and
     Outstanding at January 31, 1999 and 1998, Respectfully          3,206,348           2,321,898

Retained Earnings (Deficit)                                         (5,426,682)         (3,618,683)
                                                                   -----------         -----------
Total Stockholder's Equity (Deficit)                                (1,919,029)           (995,480)
                                                                   -----------         -----------
Total Liabilities and Stockholders Equity                          $   297,538         $   773,296
                                                                   ===========         ===========


See Accompanying Notes to These Financial Statements.

                            YARC SYSTEMS CORPORATION
                             STATEMENT OF OPERATIONS
                             YEAR ENDED JANUARY 31,



                                                              1999                 1998
                                                          ------------         ------------
Revenue, Net of Returns and Allowances                    $    766,562         $  1,317,422

Cost of Sales                                                 (333,415)            (415,923)
                                                          ------------         ------------

Gross Profit                                                   433,147              902,499
                                                          ------------         ------------

Operating Expenses
         Selling Expenses                                      204,213              209,893
         Research and Development                              272,862              277,773
         General and Administrative Expenses                 1,398,109            1,126,316
                                                          ------------         ------------
                  Total Operating Expenses                   1,857,184            1,613,982
                                                          ------------         ------------

Operating Income (Loss)                                     (1,442,037)            (711,483)

Interest Expense                                               (58,009)             (99,247)
                                                          ------------         ------------

Income (Loss) Before Extraordinary Loss                     (1,500,046)            (810,730)

Write-off of Investment and Advances
  To Unconsolidated Subsidiary                                (281,290)                  --
                                                          ------------         ------------

Income (Loss) Before Income Taxes                           (1,781,336)            (810,730)

Provision (Benefit) for Income Taxes (Note 12)                     800                  800
                                                          ------------         ------------

Net Income (Loss)                                         $ (1,782,136)        $   (811,530)
                                                          ============         ============



(Loss) per Common Share

         Basic                                            $       (.12)        $       (.06)
                                                          ============         ============

         Diluted                                          $       (.12)        $       (.06)
                                                          ============         ============

Weighted Average Common Shares                              15,092,688           13,431,640
                                                          ============         ============

Weighted Average Common Shares - Assuming Dilution          15,092,688           13,431,640
                                                          ============         ============



See Accompanying Notes to These Financial Statements.

                            YARC SYSTEMS CORPORATION
                             STATEMENT OF CASH FLOWS
                             YEAR ENDED JANUARY 31,




                                                                             1999                1998
                                                                         -----------         -----------
Operating Activities:
         Net Income (Loss)                                               $(1,782,136)        $  (811,530)
         Adjustments to Reconcile Net Income (Loss)
           to Net Cash Provided by (Used in) Operating
           Activities:
                  Write-off of Contract and Licenses                          25,000                  --
                  Write-off of Investment and Advances
                    to Subsidiary                                            281,290                  --
                  Sales to Unconsolidated Subsidiary Not Paid For            (67,099)            (85,916)
                  Allowance for Doubtful Accounts                              3,048             (13,598)
                  Depreciation and Amortization                               44,538              46,384
                  Accrued Interest on Bridge Loans                            32,432              55,162
                  Decrease (Increase) in Accounts Receivable                  60,937              19,389
                  Decrease (Increase) in Inventories                         121,512              20,930
                  Decrease (Increase) in Deposits                              6,126                (279)
                  (Decrease) Increase in Accounts Payable                    149,189             (42,334)
                  (Decrease) Increase in Accrued Expenses                    182,528             255,688
                                                                         -----------         -----------
Net Cash (Used in) Operating Activities                                     (942,635)           (556,104)
                                                                         -----------         -----------

Investing Activities:
         Advances to Unconsolidated Subsidiary                               (40,045)            (70,423)
         Acquisition of Property and Equipment                                (7,478)            (10,567)
                                                                         -----------         -----------
Net Cash (Used in) Provided by Investing Activities                          (47,523)            (80,990)
                                                                         -----------         -----------

Financing Activities:
         Proceeds From Bridge Loans                                          246,420              40,000
         Net Advances (Payment) From Stockholder                              19,504             120,000
         Net Borrowing (Payment) Under Capital
           Lease Obligation                                                  (33,126)            (34,834)
         Proceeds From Sale of Stock                                         392,800             565,400
         Repayment of Bridge Loans                                           (15,019)            (39,098)
         Proceeds From Exercise of Employee Stock Options                    371,650                  --
                                                                         -----------         -----------
Net Cash Provided (Used) by Financing Activities                             982,229             652,269
                                                                         -----------         -----------

Increase (Decrease) in Cash                                                   (7,929)             15,175
Cash (Overdraft) at Beginning of Period                                       12,259              (2,916)
                                                                         -----------         -----------

Cash (Overdraft) at End of Period                                        $     4,330         $    12,259
                                                                         ===========         ===========

Cash Paid For:
         Interest                                                        $    40,576         $    65,877
                                                                         ===========         ===========
         Income Taxes                                                    $       800         $       800
                                                                         ===========         ===========
         Non Cash Conversion of Bridge Loan to Capital Stock             $   120,000         $        --
                                                                         ===========         ===========
         Non Cash Transaction From Dividend on
           Preferred Stock Series A                                      $    25,863         $    25,863
                                                                         ===========         ===========
         Non Cash Capitalized Lease Obligation                           $        --         $     7,239
                                                                         ===========         ===========



See Accompanying Notes to These Financial Statements.

                         YARC SYSTEMS CORPORATION, INC.
                  STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)

                                                Preferred Stock          Preferred Stock
                                                   Series A                 Series B               Common Stock
                                                -------------            -------------            -------------
                                                Shares Issued            Shares Issued            Shares Issued
                                                & Outstanding    Amount  & Outstanding    Amount  & Outstanding
                                                -------------    ------  -------------    ------  -------------
Balance at January 31, 1997                         258,638     $258,638     68,334       $42,667  13,192,970

Net Loss
Sale of Common Stock at $1 Per Share                                                                  485,400
Sale of Common Stock at $.50 Per Share                                                                160,000
Issuance of Stock Under Conversion From
  Bridge Loan at $1 Per Share                                                                          15,000
Dividend - Preferred Stock at $.10 Per Share


Balance at January 31, 1998                         258,638     $258,638     68,334       $42,667  13,853,370

Net Loss
Issuance of Stock Under Conversion From
  Bridge Loan at $.50 Per Share                                                                       240,000
Sale of Common Stock at $.50 Per Share                                                                785,600
Exercise of Employee Stock Options at:
     $.20 Per Share                                                                                   290,000
     $.31 Per Share                                                                                   429,839
     $.44 Per Share                                                                                   410,000
Issuance of Shares to Previous Purchases of
  Stock Who Paid $1 Per Share                                                                         285,000
Dividend - Preferred Stock at $.10 Per Share


Balance of January 31, 1999                         258,638     $258,638     68,334       $42,667  16,293,809


                                                             Treasury   Retained Earnings
                                                   Amount      Stock       (Deficit)           Total
                                                 ----------  --------   -----------------    ----------
Balance at January 31, 1997                      $1,741,498         0       $(2,781,290)     $(738,487)

Net Loss                                                                       (811,530)      (811,530)
Sale of Common Stock at $1 Per Share                485,400                                    485,400
Sale of Common Stock at $.50 Per Share               80,000                                     80,000
Issuance of Stock Under Conversion From
  Bridge Loan at $1 Per Share                        15,000                                     15,000
Dividend - Preferred Stock at $.10 Per Share                                    (25,863)       (25,863)

Balance at January 31, 1998                      $2,321,898         0       $(3,618,683)   $  (995,480)

Net Loss                                                                    $(1,782,136)   $(1,782,136)
Issuance of Stock Under Conversion From
  Bridge Loan at $.50 Per Share                     120,000                                    120,000
Sale of Common Stock at $.50 Per Share              392,800                                    392,800
Exercise of Employee Stock Options at:
     $.20 Per Share                                  58,000                                     58,000
     $.31 Per Share                                 133,250                                    133,250
     $.44 Per Share                                 180,400                                    180,400
Issuance of Shares to Previous Purchases of
  Stock Who Paid $1 Per Share                             0                                          0
Dividend - Preferred Stock at $.10 Per Share                                $   (25,863)   $   (25,863)

Balance at January 31, 1999                      $3,206,348         0       $(5,426,682)   $(1,919,029)

                         YARC SYSTEMS CORPORATION, INC.
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1999 AND 1998



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES BASIS OF PRESENTATION

        Yarc Systems Corporation (the Company) was founded in January, 1988 to develop and market a new method of increasing the power of personal computers called "Computing Coprocessors". The Company designs and manufactures special purpose computer engines for major software OEM's. Its key technologies include a range of proprietary software and hardware packages which allow application developers to provide their users with more computing power.

        In September 1996, the Company formed a subsidiary in the Britain called YARC Systems limited. The purpose of the subsidiary is to provide local sales and support within Europe.

        YARC Systems Limited has not been consolidated because through January 31, 1998, its operations were minor and the subsidiary did not operate for most of the 1999 fiscal year. (See Note 6)


Accounting Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Revenue Recognition

        The Company recognizes revenue from product sales at the time of shipment or when a service is performed.


Research and Development Costs

        The company follows the guidance provided in FASB-2, Accounting for Research and Development Costs and FASB-86, Accounting for the Costs of Computer Software to be Sold, Leased or otherwise Marketed. Accordingly, all costs related to research and development are expensed until such time that technological feasibility is established. Once technological feasibility is established all costs incurred in the production of the product matters are capitalized.


Cash & Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents.


Inventories

        Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.


Property and Equipment

        Property and equipment is stated at cost. Depreciation is provided via the straight-line method over the estimated useful lives of the assets, principally five (5) years.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1999 AND 1998



Note 1 - Continued


Income Taxes

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


Advertising

        The Company expenses advertising costs as incurred. During the year ended January 31, 1999 and 1998, the Company incurred $50,214 and $52,775 in advertising costs.


Stock-Based Compensation

        In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation (FAS 123"), which the Company adopted in fiscal 1997, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock option plans. Under APB 25, if the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation is recognized. Information regarding the Company's pro forma disclosure of stock-based compensation pursuant to FAS 123 has not been included since no stock options have been granted. (See Note 12)


Fair Value of Financial Instruments

        Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The carrying value of the financial instruments on the balance sheets are considered reasonable estimates of the fair value.


Reclassifications

        Certain prior year financial statement classifications have been reclassified to conform with the current year's presentation.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1999 AND 1998



Note 1 - Continued


Earnings (Loss) Per Common Share

        Basic earnings (loss) per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) available to common shareholders (the "numerator") by the weighted average number of common shares outstanding (the "denominator") during the period. Diluted earnings (loss) per common share ("Diluted EPS") is similar to the computation of Basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net earnings (loss) per share.


                                        Earnings (loss)              Shares              Per-Share
                                          (Numerator)            (Denominator)             Amount
                                        ---------------          -------------           -----------
January 31, 1999
         Net (loss)                       $(1,782,136)
         Preferred Dividends                  (25,863)
                                          -----------

         Basic and Diluted EPS            $(1,807,999)             15,092,688            $      (.12)
                                          ===========             ===========            ===========

January 31, 1998
         Net (loss)                       $  (811,530)
         Preferred Dividends                  (25,863)
                                          -----------

         Basic and Diluted EPS            $  (837,393)             12,751,383            $      (.06)
                                          ===========             ===========            ===========


NOTE 2  -  GOING CONCERN CONSIDERATIONS

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At January 31, 1999, the Company had a net loss, negative working capital, and a decline in net worth which raise substantial doubt about its ability to continue as a going concern. The Company's losses have resulted primarily from an inability to achieve product sales and contract revenue targets due to insufficient working capital. Yarc's ability to continue operations will depend on positive cash flow, if any, from future operations and on the Company's ability to raise additional funds through equity or debt financing. The Company has cut back and/or discontinued some of its operations and, if it is unable to raise or obtain needed funding, the Company may be forced to discontinue operations generally. To date, through further equity infusion into the Company, primarily in the form of the exercise of options by employees of the Company, operations have continued. Without additional funding sufficient to satisfy the creditors of the Company, as well as providing working capital for the Company, there can be no assurances that such operations can continue. The Company continues to actively work with entities capable of providing such funding. Management has continued to implement its restructuring plan including reductions of personnel, consolidation of facilities and disposal of subsidiaries. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1999 AND 1998



NOTE 3 - ACCOUNTS RECEIVABLE

         Accounts receivable at January 31, consists of:


                                                               1999                1998
                                                             --------            --------
            Accounts Receivable, Trade                       $ 15,540            $ 82,573
            Accounts Receivable, Other                            742                 742
                                                             --------            --------
                                                               16,282              83,315
            Less: Allowance for Doubtful Accounts                  --              (3,048)
                                                             --------            --------

                                                             $ 16,282            $ 80,267
                                                             ========            ========

NOTE  4  -  INVENTORIES

         Inventories at January 31, consists of:


                                                               1999                1998
                                                             --------            --------
            Raw Materials                                    $140,116            $210,146
            Work-in-Process                                    51,938             102,618
            Sales Demonstration                                 2,321               3,123
                                                             --------            --------

                                                             $194,375            $315,887
                                                             ========            ========


NOTE  5  -  PROPERTY AND EQUIPMENT


         Property and equipment at January 31, consists of:


                                                               1999                1998
                                                             --------            --------
            Machinery and Equipment                          $ 120,642           $ 120,642
            Office Equipment                                    44,798              44,798
            Engineering Under Capital Lease                     65,134              65,134
            Equipment Under Capital Lease                      178,971             178,971
            Software                                            55,092              47,614
            Leasehold Improvements                               2,500               2,500
                                                             ---------           ---------
                                                               467,137             459,659
            Less Accumulated Depreciation                     (388,186)           (343,648)
                                                             ---------           ---------

                                                             $  78,951           $ 116,011
                                                             =========           =========


        Depreciation expense charged to operations was $44,538 and $46,384 for January 31, 1999 and 1998, respectively.

        Amortization of equipment under capital lease in the amount of $130,430 and $76,365 for January 31, 1999 and 1998, respectively, is included in accumulated depreciation.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1999 AND 1998



NOTE 6 - INVESTMENTS AND ADVANCES TO UNCONSOLIDATED SUBSIDIARY CARRIED AT COST


        In September 1996, the Company formed a subsidiary in Great Britain by the name of YARC Systems Limited. The purpose of the subsidiary is to provide local sales and support within Europe. Through January 31, 1997, the subsidiary was organizing and had very minor operations.

        Following is a summary of the financial position of YARC Systems Limited as of January 31:


                                                               1999                1998
                                                            ---------           ---------
            Current Assets                                  $  13,715           $  41,038
            Property, Plant and Equipment (Net)                37,052              71,948
                                                            ---------           ---------

                     Total Assets                           $  50,767           $ 112,986
                                                            =========           =========


            Current Liabilities                             $ 342,324           $ 223,902
            Noncurrent Liabilities                              9,144              15,049
                                                            ---------           ---------
                                                              351,468             238,951
            Stockholder's (Deficiency)                       (300,701)           (125,986)
                                                            ---------           ---------

                                                            $  50,767           $ 112,986
                                                            =========           =========


        There is no market for the common stock of YARC Systems Limited and, accordingly, no quoted market price is available.

        Sales to Yarc Systems Limited amounted to $67,099 in 1999 and $85,916 in 1998. The Company had not received payment on these sales and the receivable had been included in the investment and advances to unconsolidated subsidiary. The Company sold product to Yarc Systems Limited at cost.

        During the 1999 fiscal year the subsidiary has ceased operations. However, the subsidiary is still in good standing and operations could be recommenced upon approval of the board of directors


NOTE 7 - BRIDGE LOAN/COMMON STOCK

        For the year ended January 31, 1997, there were no compensation arrangements involving common stock.

        In June 1996, the Company borrowed $300,000 from 10 borrowers under an intercreditor agreement. The notes are secured by the accounts receivable and inventory.

        The notes draw interest at 10% per annum. The principal balance plus the accrued interest was scheduled to be paid in 12 equal installments beginning June, 1997. The Company has partially repaid one of the notes. The Company has been accruing the interest on these notes. During the year ended January 31, 1998, the Company received $40,000 as an additional bridge loan; $15,000 of which was converted into 15,000 shares of common stock. During the years ended January 31, 1999 and 2000, the Company converted $120,000 and $200,000 respectively to common stock at $.50 per share. Thus at January 31, 2000, all of the outstanding bridge loan obligation had been satisfied.

NOTE 16 - TRANSACTIONS WITH MAJOR CUSTOMERS

        One domestic customer accounted for approximately $366,700 or 48%, $625,700 or 47% of the year ended January 31, 1999 and 1998 sales respectively. No other customer amounted to more than 1% of sales.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1999 AND 1998



NOTE 8 - ACCRUED PAYROLL AND PAYROLL TAXES

        Included in accrued payroll and payroll taxes at January 31, 1997 was $210,000. This sum had increased to approximately $420,000 by January 31, 1998. The company had negotiated with the taxing authorities a payment plan to pay the outstanding obligation. The Company has not fulfilled its obligations under the negotiated plan but has been in renegotiations with the tax authorities.


NOTE 9 - OBLIGATION UNDER CAPITAL LEASES

        The Company leases various equipment under capital leases expiring in various years through 2003. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. Minimum future lease payments under capital leases as of January 31, 1999 for each of the future years in the aggregate are:

       Year Ended Jan 31,
            2000                             $ 8,270
            2001                               1,480
            2002                               1,618
            2003                               1,160
                                             -------
                                              12,528
            Less: Current Portion              8,270
                                             -------

            Long-Term Portion                $ 4,358
                                             =======

        Interest rates on capitalized leases vary from 9% to 23% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

NOTE 10 - DUE TO SHAREHOLDER

        Due to shareholder consists principally of business expenses paid for by the Company's president and not reimbursed by the Company. All of the amounts are payable upon demand. The officer shareholder has agreed not to demand payment until at least February, 2000.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

        The Company was leasing its facilities under a five year lease, which was due to expire on January 14, 2000.

        During the year ended January 31, 1999, the landlord requested that the Company vacate the facilities. Since the Company was not fully utilizing the space, the Company and the landlord mutually rescinded the lease effective March, 1999. In April, 1999, the Company moved into a new facility.

        In addition, the Company is obligated to pay its proportionate share of real estate taxes.

        Additionally, the Company is required to maintain a $1,000,000 liability insurance policy and replacement cost fire and extended coverage insurance.

        Rent expense under operating leases was $159,043 and $142,296 for the year ended January 31, 1999 and 1998 respectively.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1999 AND 1998



NOTE 12 - INCOME TAXES

        At January 31, 1999, the Company had approximately $5,089,000 and $2,290,000 of net operating loss carryforwards for federal and state income tax purposes respectively. The carryforwards expire through 2019.

        The components of the provision (benefit) for income taxes at January 31, are as follows:


                                                                              1999                    1998
                                                                           -----------             -----------
            Current
                     Federal                                               $        --             $        --
                     State                                                         800                     800
                                                                           -----------             -----------

                                                                           $       800             $       800
                                                                           ===========             ===========

            Deferred tax asset consist of the following:

                     Net Operating Loss Carryforwards                      $ 1,728,000             $ 1,122,000
                     Valuation Allowance - Net Operating Losses             (1,728,000)             (1,122,000)
                                                                           -----------             -----------
                     Net Deferred Tax Asset                                $         0             $         0
                                                                           ===========             ===========

        There were no deferred tax liabilities at January 31, 1999 or 1998.

           The reconciliation of federal income taxes computed at the statutory rate to the income tax provision (benefit) is as follows:


                                                                 Year Ending January 31,
                                                              1999                   1998
                                                            ---------             ---------
            Income Tax Benefit at Statutory Rate            $(606,000)            $(272,000)
            Increase in Valuation Allowance                   606,000               272,000
                                                            ---------             ---------

                                                            $       0             $       0
                                                            =========             =========


NOTE 13 - COMMON STOCK/PURCHASE PLAN

        In August 1992, the Board of Directors approved an employee stock purchase plan. The Board directed that a maximum of 2,000,000 shares be offered to the employees. This was increased to 8,000,000 in 1995. The Board has the authority to offer key employees the option of any number of shares up to the plan maximum. As of January 31, 1998, there are 7,650,000 shares remaining under this plan. During the year ended January 31, 1999, the Board granted options to purchase 2,570,000 shares at market price on the date of the grant.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1999 AND 1998



NOTE 14 - LITIGATION

        In the fourth quarter of 1993, Yarc filed a suit for libel against an individual resident of Denmark, Mr. Flemming Stanley and his Danish company in formation, "Stantech." In December 1993, Yarc won a judgment in the Superior Court of California against the individual and his business in the amount of $843,000. This judgment is currently unsatisfied. Yarc also filed an action for libel in the Maritime and Commercial Court of Copenhagen against the same defendants. Thereafter, Stantech filed a cross-complaint against Yarc which alleged copying infringement under the Danish "Marketing Act" and claimed Yarc's Linotronic RIP product infringed a Stantech product. In November, 1996 the Maritime and Commercial Court held that Flemming Stanley had committed libel and that there was no evidence of infringement as there was no copyrightable material and imposed a fine against Mr. Stanley. The Maritime and Commercial Court also imposed a fine in the approximate amount of U.S.$ 112,000 against Yarc for disturbing Stantech's market under the Danish Marketing Act. If Yarc establishes a presence in Denmark the fine will have to be paid as the 843,000 unsatisfied judgement can not be enforced in Denmark.


NOTE 15 - DIVIDENDS AND PREFERRED STOCK

        The Preferred Stock Series A was issued to the Company's president in 1992 as payment of reimbursements due the president for money advanced on behalf of the Corporation.

        The holders of outstanding Series A Preferred shares shall be entitled to receive, when and as declared by the Board of Directors of the corporation, out of any assets at the time legally available dividends at the annual rate of $ .10 per Series A Preferred Share, and no more, payable in cash quarterly on the last day of March, June, September, and December to the holders of Series A Preferred shares of record on a date not more than 60 nor fewer than 10 days preceding each respective payment date as specified by the Board of Directors or, if not so specified, as provided by law. Dividends shall accrue on each Series A Preferred Share form the date of its original issuance and shall accrue from day to day, whether or not earned or declared. Dividends shall be cumulative so that if dividends in respect of any previous quarterly dividend period at that annual rate per share shall not have been paid on or declared and set apart of all Series A Preferred shares at the time outstanding, the deficiency shall be fully paid on or declared and set apart for those shares before the Board of Directors of the corporation declares or pays any dividend to holders of Common shares.

        At present, the dividends have not been declared by the Board of Directors but it will be cumulative under dividend payable.

        Dividend payable at January 31, 1999 and 1998 consist of:


            Balance at January 31, 1997                            $ 92,676
            Dividend - for the year January 31, 1998                 25,863
                                                                   --------
            Balance at January 31, 1998                             118,539
            Dividend - for the year January 31, 1999                 25,863
                                                                   --------

            Balance at January 31, 1999                            $144,402
                                                                   ========

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                            JANUARY 31, 1999 AND 1998



Note 15 Continued

        All of the outstanding Series A Preferred Shares are held by the president of the Company. The president has agreed to forego payment of the dividends until such time as the Company has adequate resources.

        The Preferred Stock Series B was purchased on behalf of the Company by the president from a former officer during the period 1993 to 1995, pursuant to a legal settlement between the Company and a former officer. The Company has committed to repurchase those shares from the president at its redemption value of $2 per share when it is able.

                         YARC SYSTEMS CORPORATION, INC.
                               FINANCIAL STATEMENT
                 JANUARY 31, 2000 (UNAUDITED) AND 1999 (AUDITED)

                            YARC SYSTEMS CORPORATION
                                  BALANCE SHEET
                                   JANUARY 31,


                                                                   2000            1999
                                                                -----------      -----------
                                                                (Unaudited)
                                     ASSETS
Current Assets
               Cash                                             $     1,746      $     4,330
               Accounts Receivable, Less Allowance for
                 Doubtful Accounts of $1,758 (2000) and
                 $0 (1999) (Note 3)                                  65,158           16,282
               Inventories (Note 4)                                 173,472          194,375
                                                                -----------      -----------
                             Total Current Assets                   240,376          214,987
Property and Equipment at Cost, Less Accumulated
  Depreciation of $419,235 (2000) and $388,186 (1999)
  (Note 5)                                                           46,877           78,951
Deposit                                                                   0            3,600
                                                                -----------      -----------
                             Total Assets                       $   287,253      $   297,538
                                                                ===========      ===========

                      LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
               Bank Overdraft                                   $    25,690      $         0
               Accounts Payable                                     396,895          643,785
               Accrued Payroll and Payroll Taxes (Note 8) .         645,573          697,472
               Dividend Payable (Note 15)                           170,265          144,402
               Loans From Stockholders                              132,297                0
               Bridge Loan (Note 7)                                  35,109          544,161
               Due to Stockholder (Note 10)                         408,249          174,219
               Current Portion of Obligation Under
                 Capital Leases (Note 9)                              1,480            8,270
                                                                -----------      -----------
                             Total Current Liabilities            1,815,558        2,212,309
                                                                -----------      -----------

Obligation Under Capital Leases, Less Current Portion
  (Note 9)                                                            2,778            4,258
                                                                -----------      -----------
Stockholder's Equity (Note 7, 13 and 15)
  Preferred Stock Series A, $1 Par Value 10% Cumulative
    Voting Shares, Authorized 15,000,000 Shares:  Issued
    and Outstanding 258,638 Shares                                  258,638          258,638
  Preferred Stock Series B, No Par Value, Non-Voting
    Shares; Issued and Outstanding 68,334 Shares                     42,667           42,667
  Common Stock, No Par Value, Authorized 25,000,000
     Shares, 18,046,871 Shares and 16,293,809 Issued and
     Outstanding at January 31, 2000 and 1999, Respectfully       4,161,080        3,206,348

Retained Earnings (Deficit)                                      (5,993,468)      (5,426,682)
                                                                -----------      -----------

Total Stockholder's Equity (Deficit)                             (1,531,083)      (1,919,029)
                                                                -----------      -----------

Total Liabilities and Stockholders Equity                       $   287,253      $   297,538
                                                                ===========      ===========


See Accompanying Notes to These Financial Statements.

                            YARC SYSTEMS CORPORATION
                             STATEMENT OF OPERATIONS
                             YEAR ENDED JANUARY 31,



                                                               2000             1999
                                                          ------------      ------------
                                                           (Unaudited)
Revenue, Net of Returns and Allowances                    $    478,546      $    766,562

Cost of Sales                                                 (117,421)         (333,415)
                                                          ------------      ------------

Gross Profit                                                   361,125           433,147
                                                          ------------      ------------

Operating Expenses
               Selling Expenses                                 26,701           204,213
               Research and Development                        139,930           272,862
               General and Administrative Expenses             700,931         1,398,109
                                                          ------------      ------------
                             Total Operating Expenses          867,562         1,875,184
                                                          ------------      ------------

Operating Income (Loss)                                       (506,437)       (1,442,037)

Interest Expense                                               (33,686)          (58,009)
                                                          ------------      ------------

Income (Loss) Before Extraordinary Loss                       (540,123)       (1,500,046)

Write-off of Investment and Advances
  To Unconsolidated Subsidiary (Note 6)                              0          (281,290)
                                                          ------------      ------------

Income (Loss) Before Income Taxes                             (540,123)       (1,781,336)

Provision (Benefit) for Income Taxes (Note 12)                     800               800
                                                          ------------      ------------

Net Income (Loss)                                         $   (540,923)     $ (1,782,136)
                                                          ============      ============


(Loss) per Common Share

               Basic                                      $       (.03)     $       (.12)
                                                          ============      ============

               Diluted                                    $       (.03)     $       (.12)
                                                          ============      ============

Weighted Average Common Shares                              16,785,144        15,092,688
                                                          ============      ============

Weighted Average Common Shares - Assuming Dilution          16,785,144        15,092,688
                                                          ============      ============



See Accompanying Notes to These Financial Statements.

                            YARC SYSTEMS CORPORATION
                             STATEMENT OF CASH FLOWS
                             YEAR ENDED JANUARY 31,



                                                                                    2000             1999
                                                                                 -----------      -----------
                                                                                 (Unaudited)
Operating Activities:
               Net Income (Loss)                                                 $  (540,923)     $(1,782,136)
               Adjustments to Reconcile Net Income (Loss)
                 to Net Cash Provided by (Used in) Operating Activities:
                             Write-off of Contract and Licenses                            0           25,000
                             Write-off of Investment and Advances
                               to Subsidiary                                               0          281,290
                             Sales to Unconsolidated Subsidiary Not Paid For               0          (67,099)
                             Stock Issued for Payment of Services                     81,000                0
                             Allowance for Doubtful Accounts                           1,758            3,048
                             Depreciation and Amortization                            33,549           44,538
                             Accrued Interest on Bridge Loans                         24,360           32,432
                             Decrease (Increase) in Accounts Receivable              (50,634)          60,937
                             Decrease (Increase) in Inventories                       20,903          121,512
                             Decrease (Increase) in Deposits                           3,600            6,126
                             (Decrease) Increase in Accounts Payable                  (4,336)         149,189
                             (Decrease) Increase in Accrued Expenses                 (51,899)         182,528
                                                                                 -----------      -----------
Net Cash (Used in) Operating Activities                                             (482,622)        (942,635)
                                                                                 -----------      -----------
Investing Activities:
               Advances to Unconsolidated Subsidiary                                       0          (40,045)
               Acquisition of Property and Equipment                                  (1,475)          (7,478)
                                                                                 -----------      -----------
Net Cash (Used in) Provided by Investing Activities                                   (1,475)         (47,523)
                                                                                 -----------      -----------
Financing Activities:
               Unsecured Loans From Stockholders                                     119,000                0
               Proceeds From Bridge Loans                                                  0          246,420
               Net Advances (Payment) From Stockholder                               234,030           19,504
               Net Borrowing (Payment) Under Capital
                 Lease Obligation                                                     (8,270)         (33,126)
               Proceeds From Sale of Stock                                                 0          392,800
               Repayment of Bridge Loans                                              (2,937)         (15,019)
               Proceeds From Exercise of Employee Stock Options                      114,000          371,650
                                                                                 -----------      -----------
Net Cash Provided (Used) by Financing Activities                                     455,823          982,229
                                                                                 -----------      -----------
Increase (Decrease) in Cash                                                          (28,274)          (7,929)
Cash at Beginning of Period                                                            4,330           12,259
                                                                                 -----------      -----------
Cash (Overdraft) at End of Period                                                $   (23,944)     $     4,330
                                                                                 ===========      ===========

Cash Paid For:
               Interest                                                          $    14,952      $    40,576
                                                                                 ===========      ===========
               Income Taxes                                                      $       800      $       800
                                                                                 ===========      ===========
               Non Cash Conversion of Bridge Loan to Capital Stock               $   517,178      $   120,000
                                                                                 ===========      ===========
               Non Cash Transaction From Dividend on
                 Preferred Stock Series A                                        $    25,863      $    25,863
                                                                                 ===========      ===========
               Non Cash Conversion of Accounts Payable to
                 Common Stock                                                    $   242,554      $        --
                                                                                 ===========      ===========



See Accompanying Notes to These Financial Statements.

                         YARC SYSTEMS CORPORATION, INC.
                  STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)

                                                Preferred Stock                    Preferred Stock
                                                   Series A                           Series B                    Common Stock
                                                ---------------                    ---------------                ------------
                                                 Shares Issued                     Shares Issued                  Shares Issued
                                                 & Outstanding      Amount         & Outstanding     Amount       & Outstanding
                                                --------------    -----------      --------------- -----------    -------------
Balance at January 31, 1998                          258,638      $   258,638           68,334     $    42,667      13,853,370

Net Loss
Issuance of Stock Under Conversion From
  Bridge Loan at $.50 Per Share                                                                                        240,000
Sale of Common Stock at $.50 Per Share                                                                                 785,600
Exercise of Employee Stock Options at:
     $.20 Per Share                                                                                                    290,000
     $.31 Per Share                                                                                                    429,839
     $.44 Per Share                                                                                                    410,000
Issuance of Shares to Previous Purchases of
  Stock Who Paid $1 Per Share                                                                                          285,000
Dividend - Preferred Stock at $.10 Per Share


Balance at January 31, 1999                          258,638      $   258,638           68,334     $    42,667      16,293,809

Net Loss
Exercise of Employee Stock Options at:
     $.20 Per Share                                                                                                    530,000
     $.31 Per Share                                                                                                     25,806
Issuance of Stock Under Conversion From
  Bridge Loan at:
     $.10 Per Share                                                                                                    325,000
     $.20 Per Share                                                                                                    220,000
     $.25 Per Share                                                                                                     48,000
     $.50 Per Share                                                                                                    745,940
     $.55 Per Share                                                                                                     50,000
     $1.00 Per Share                                                                                                    28,208
Issuance of Stock in Exchange for Services                                                                             300,000
Issuance of Stock in Payment of
  Outstanding Invoices                                                                                                 480,108
Dividends-Preferred Stock at $.10 Per Share

Balance at January 31, 2000                          258,638      $   258,638           68,334     $    42,667      19,046,871


                                                                             Treasury       Retained Earnings
                                                           Amount             Stock             (Deficit)              Total
                                                        -----------          --------       -----------------       ------------
Balance at January 31, 1998                             $ 2,321,898             0              $(3,618,683)         $  (995,480)

Net Loss                                                                                       $(1,782,136)         $(1,782,136)
Issuance of Stock Under Conversion From
  Bridge Loan at $.50 Per Share                             120,000                                                     120,000
Sale of Common Stock at $.50 Per Share                      392,800                                                     392,800
Exercise of Employee Stock Options at:
     $.20 Per Share                                          58,000                                                      58,000
     $.31 Per Share                                         133,250                                                     133,250
     $.44 Per Share                                         180,400                                                     180,400
Issuance of Shares to Previous Purchases of
  Stock Who Paid $1 Per Share                                     0                                                           0
Dividend - Preferred Stock at $.10 Per Share                                                   $   (25,863)         $   (25,863)


Balance at January 31, 1999                             $ 3,206,348             0              $(5,426,682)         $(1,919,029)

Net Loss                                                                                       $  (540,923)         $  (540,923)
Exercise of Employee Stock Options at:
     $.20 Per Share                                         106,000                                                 $   106,000
     $.31 Per Share                                           8,000                                                 $     8,000
Issuance of Stock Under Conversion From
  Bridge Loan at:
     $.10 Per Share                                          32,500                                                 $    32,500
     $.20 Per Share                                          44,000                                                 $    44,000
     $.25 Per Share                                          12,000                                                 $    12,000
     $.50 Per Share                                         372,970                                                 $   372,970
     $.55 Per Share                                          27,500                                                 $    27,500
     $1.00 Per Share                                         28,208                                                 $    28,208
Issuance of Stock in Exchange for Services                   81,000                                                 $    81,000
Issuance of Stock in Payment of
  Outstanding Invoices                                      242,554                                                 $   242,554
Dividends-Preferred Stock at $.10 Per Share                                                    $   (25,863)         $   (25,863)

Balance at January 31, 2000                             $ 4,161,080             0              $(5,993,468)         $(1,531,083)

                         YARC SYSTEMS CORPORATION, INC.
                         NOTES TO FINANCIAL STATEMENTS
                     JANUARY 31, 2000 (UNAUDITED) AND 1999



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES BASIS OF PRESENTATION


        Yarc Systems Corporation (the Company) was founded in January, 1988 to develop and market a new method of increasing the power of personal computers called "Computing Coprocessors". The Company designs and manufactures special purpose computer engines for major software OEM's. Its key technologies include a range of proprietary software and hardware packages which allow application developers to provide their users with more computing power.

        In September 1996, the Company formed a subsidiary in the Britain called YARC Systems limited. The purpose of the subsidiary is to provide local sales and support within Europe.

        YARC Systems Limited has not been consolidated because through January 31, 1998, its operations were minor and the subsidiary did not operate for most of the 1999 fiscal year. (See Note 6)


Accounting Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Revenue Recognition

        The Company recognizes revenue from product sales at the time of shipment or when a service is performed.


Research and Development Costs

        The company follows the guidance provided in FASB-2, Accounting for Research and Development Costs and FASB-86, Accounting for the Costs of Computer Software to be Sold, Leased or otherwise Marketed. Accordingly, all costs related to research and development are expensed until such time that technological feasibility is established. Once technological feasibility is established all costs incurred in the production of the product matters are capitalized.


Cash & Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents.


Inventories

        Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.


Property and Equipment

        Property and equipment is stated at cost. Depreciation is provided via the straight-line method over the estimated useful lives of the assets, principally five (5) years.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                      JANUARY 31, 2000 (UNAUDITED) AND 1999



Note 1 - Continued

Income Taxes

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.


Advertising

        The Company expenses advertising costs as incurred. During the year ended January 31, 2000 and 1999, the Company incurred $1,877 and $50,214 in advertising costs.


Stock-Based Compensation

        In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation (FAS 123)", which the Company adopted in fiscal 1997, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock option plans. Under APB 25, if the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation is recognized. Information regarding the Company's pro forma disclosure of stock-based compensation pursuant to FAS 123 has not been included since no stock options have been granted. (See Note 12)


Fair Value of Financial Instruments

        Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. The carrying value of the financial instruments on the balance sheets are considered reasonable estimates of the fair value.


Reclassifications

        Certain prior year financial statement classifications have been reclassified to conform with the current year's presentation.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                      JANUARY 31, 2000 (UNAUDITED) AND 1999


Note 1 - Continued


Earnings (Loss) Per Common Share

        Basic earnings (loss) per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) available to common shareholders (the "numerator") by the weighted average number of common shares outstanding (the "denominator") during the period. Diluted earnings (loss) per common share ("Diluted EPS") is similar to the computation of Basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net earnings (loss) per share.


                                              Earnings (loss)             Shares                Per-Share
                                                (Numerator)            (Denominator)              Amount
                                              ---------------          -------------           -----------
January 31, 2000

               Net (loss)                       $  (540,923)
               Preferred Dividends                  (25,863)
                                                -----------

               Basic and Diluted EPS            $  (566,786)             16,785,144            $      (.03)
                                                ===========             ===========            ===========

January 31, 1999
               Net (loss)                       $(1,782,136)
               Preferred Dividends                  (25,863)
                                                -----------
               Basic and Diluted EPS            $(1,807,999)             15,092,688            $      (.12)
                                                ===========             ===========            ===========


NOTE 2  -  GOING CONCERN CONSIDERATIONS

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At January 31, 2000, the Company had a net loss, negative working capital, and a decline in net worth which raise substantial doubt about its ability to continue as a going concern. The Company's losses have resulted primarily from an inability to achieve product sales and contract revenue targets due to insufficient working capital. Yarc's ability to continue operations will depend on positive cash flow, if any, from future operations and on the Company's ability to raise additional funds through equity or debt financing. The Company has cut back and/or discontinued some of its operations and, if it is unable to raise or obtain needed funding, the Company may be forced to discontinue operations generally. To date, through further equity infusion into the Company, primarily in the form of the exercise of options by employees of the Company, operations have continued. Without additional funding sufficient to satisfy the creditors of the Company, as well as providing working capital for the Company, there can be no assurances that such operations can continue. The Company continues to actively work with entities capable of providing such funding. Management has continued to implement its restructuring plan including reductions of personnel, consolidation of facilities and disposal of subsidiaries. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                      JANUARY 31, 2000 (UNAUDITED) AND 1999



NOTE  3  -  ACCOUNTS RECEIVABLE

        Accounts receivable at January 31, consists of:



                                                               2000              1999
                                                             -------            -------
                                                           (Unaudited)
            Accounts Receivable, Trade                       $63,542            $15,540
            Accounts Receivable, Other                         3,374                742
                                                             -------            -------
                                                              66,916             16,282
            Less: Allowance for Doubtful Accounts              1,758                 --
                                                             -------            -------

                                                             $65,158            $16,282
                                                             =======            =======


NOTE 4 - INVENTORIES

               Inventories at January 31, consists of:


                                             2000                1999
                                           --------            --------
                                         (Unaudited)
            Raw Materials                  $173,472            $140,116
            Work-in-Process                       0              51,938
            Sales Demonstration                   0               2,321
                                           --------            --------

                                           $173,472            $194,375
                                           ========            ========


NOTE  5  -  PROPERTY AND EQUIPMENT

        Property and equipment at January 31, consists of:


                                                       2000                  1999
                                                     ---------             ---------
                                                   (Unaudited)
            Machinery and Equipment                  $ 120,642             $ 120,642
            Office Equipment                            44,798                44,798
            Engineering Equipment                       66,609                65,134
            Equipment Under Capital Lease              178,971               178,971
            Software                                    55,092                55,092
            Leasehold Improvements                           0                 2,500
                                                     ---------             ---------
                                                       466,112               467,137
            Less Accumulated Depreciation             (419,235)             (388,186)
                                                     ---------             ---------

                                                     $  46,877             $  78,951
                                                     =========             =========

        Depreciation expense charged to operations was $33,549 and $44,538 for January 31, 2000 and 1999, respectively.

        Amortization of equipment under capital lease in the amount of $154,091 and $130,430 for January 31, 2000 and 1999, respectively, is included in accumulated depreciation.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                      JANUARY 31, 2000 (UNAUDITED) AND 1999



NOTE 6 - INVESTMENTS AND ADVANCES TO UNCONSOLIDATED SUBSIDIARY CARRIED AT COST

        In September 1996, the Company formed a subsidiary in Great Britain by the name of YARC Systems Limited. The purpose of the subsidiary is to provide local sales and support within Europe. Through January 31, 1997, the subsidiary was organizing and had very minor operations.

        Following is a summary of the financial position of YARC Systems Limited as of January 31, 1999:


            Current Assets                                 $  13,715
            Property, Plant and Equipment (Net)               37,052
                                                           ---------

                           Total Assets                    $  50,767
                                                           =========


            Current Liabilities                            $ 342,324
            Noncurrent Liabilities                             9,144
                                                           ---------
                                                             351,468
            Stockholder's (Deficiency)                      (300,701)
                                                           ---------
                                                           $  50,767
                                                           =========


        There is no market for the common stock of YARC Systems Limited and, accordingly, no quoted market price is available.

        Sales to Yarc Systems Limited amounted to $ 0 in 2000 and $67,099 in 1999. The Company had not received payment on these sales and the receivable had been included in the investment and advances to unconsolidated subsidiary. The Company sold product to Yarc Systems Limited at cost.

        During the 1999 fiscal year the subsidiary has ceased operations. However, the subsidiary is still in good standing and operations could be recommenced upon approval of the board of directors


NOTE  7  -  BRIDGE LOAN/COMMON STOCK

        For the year ended January 31, 1997, there were no compensation arrangements involving common stock.

        In June 1996, the Company borrowed $300,000 from 10 borrowers under an intercreditor agreement. The notes are secured by the accounts receivable and inventory.

        The notes draw interest at 10% per annum. The principal balance plus the accrued interest was scheduled to be paid in 12 equal installments beginning June, 1997. The Company has partially repaid one of the notes. The Company has been accruing the interest on these notes. During the year ended January 31, 1998, the Company received $40,000 as an additional bridge loan; $15,000 of which was converted into 15,000 shares of common stock. During the years ended January 31, 1999 and 2000, the Company converted $120,000 and $200,000 respectively to common stock at $.50 per share. Thus at January 31, 2000, all of the outstanding bridge loan obligation had been satisfied.

                            YARC SYSTEMS CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      JANUARY 31, 2000 (UNAUDITED) AND 1999



NOTE 8 - ACCRUED PAYROLL AND PAYROLL TAXES

        Included in accrued payroll and payroll taxes at January 31, 1997 was $210,000. This sum had increased to approximately $420,000 by January 31, 1998. The company had negotiated with the taxing authorities a payment plan to pay the outstanding obligation. The Company has not fulfilled its obligations under the negotiated plan but has been in renegotiations with the tax authorities.


NOTE 9 - OBLIGATION UNDER CAPITAL LEASES

        The Company leases various equipment under capital leases expiring in various years through 2003. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. Minimum future lease payments under capital leases as of January 31, 1999 for each of the future years in the aggregate are:


      Year Ended Jan 31,
            2000                                                          $1,480
            2001                                                           1,618
            2003                                                           1,160
                                                                          ------
                                                                           4,258
            Less: Current Portion                                          1,480
                                                                          ------
            Long-Term Portion                                             $2,778
                                                                          ======

        Interest rates on capitalized leases vary from 9% to 23% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.


NOTE 10 - DUE TO SHAREHOLDER

        Due to shareholder consists principally of business expenses paid for by the Company's president and not reimbursed by the Company. All of the amounts are payable upon demand. The officer shareholder has agreed not to demand payment until at least February, 2000.


NOTE 11 - COMMITMENTS AND CONTINGENCIES

        The Company was leasing its facilities under a five year lease, which was due to expire on January 14, 2000.

        During the year ended January 31, 1999, the landlord requested that the Company vacate the facilities. Since the Company was not fully utilizing the space, the Company and the landlord mutually rescinded the lease effective March, 1999. In April, 1999, the Company moved into a new facility. The new lease expires on December 31, 2000 and requires monthly rent payments of $3,130.

        Additionally, the Company is required to maintain a $ 1,000,000 liability insurance policy and replacement cost fire and extended coverage insurance.

        Rent expense under operating leases was $41,691 and $159,043 for the year ended January 31, 2000 and 1999 respectively.

                            YARC SYSTEMS CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                      JANUARY 31, 2000 (UNAUDITED) AND 1999


NOTE 12 - INCOME TAXES

        At January 31, 2000, the Company had approximately $5,089,000 and $2,290,000 of net operating loss carryforwards for federal and state income tax purposes respectively. The carryforwards expire through 2019.

        The components of the provision (benefit) for income taxes at January 31, are as follows:


                                                                                   2000                    1999
                                                                                -----------             -----------
                                                                                (Unaudited)
            Current
                          Federal                                               $        --             $        --
                          State                                                         800                     800
                                                                                -----------             -----------

                                                                                $       800             $       800
                                                                                ===========             ===========

            Deferred tax asset consist of the following:

                          Net Operating Loss Carryforwards                      $ 1,912,000             $ 1,728,000
                          Valuation Allowance - Net Operating Losses             (1,912,000)             (1,728,000)
                                                                                -----------             -----------

                          Net Deferred Tax Asset                                $         0             $         0
                                                                                ===========             ===========


        There were no deferred tax liabilities at January 31, 1999 or 1998.

        The reconciliation of federal income taxes computed at the statutory rate to the income tax provision (benefit) is as follows:


                                                                Year Ending January 31,
                                                               2000                  1999
                                                            ---------             ---------
                                                           (Unaudited)
            Income Tax Benefit at Statutory Rate            $(184,000)            $(660,000)
            Increase in Valuation Allowance                   184,000               660,000
                                                            ---------             ---------

                                                            $       0             $       0
                                                            =========             =========

NOTE 13 - COMMON STOCK/PURCHASE PLAN

        In August 1992, the Board of Directors approved an employee stock purchase plan. The Board directed that a maximum of 2,000,000 shares be offered to the employees. This was increased to 8,000,000 in 1995. The Board has the authority to offer key employees the option of any number of shares up to the plan maximum. As of January 31, 1998, there are 7,650,000 shares remaining under this plan. During the year ended January 31, 1999, the Board granted options to purchase 845,000 shares at market price on the date of the grant.

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                      JANUARY 31, 2000 (UNAUDITED) AND 1999



NOTE 14 - LITIGATION

        In the fourth quarter of 1993, Yarc filed a suit for libel against an individual resident of Denmark, Mr. Flemming Stanley and his Danish company in formation, "Stantech." In December 1993, Yarc won a judgment in the Superior Court of California against the individual and his business in the amount of $843,000. This judgment is currently unsatisfied. Yarc also filed an action for libel in the Maritime and Commercial Court of Copenhagen against the same defendants. Thereafter, Stantech filed a cross-complaint against Yarc which alleged copying infringement under the Danish "Marketing Act" and claimed Yarc's Linotronic RIP product infringed a Stantech product. In November, 1996 the Maritime and Commercial Court held that Flemming Stanley had committed libel and that there was no evidence of infringement as there was no copyrightable material and imposed a fine against Mr. Stanley. The Maritime and Commercial Court also imposed a fine in the approximate amount of U.S.$ 112,000 against Yarc for disturbing Stantech's market under the Danish Marketing Act. If Yarc establishes a presence in Denmark the fine will have to be paid as the 843,000 unsatisfied judgement can not be enforced in Denmark.


NOTE 15 - DIVIDENDS AND PREFERRED STOCK

        The Preferred Stock Series A was issued to the Company's president in 1992 as payment of reimbursements due the president for money advanced on behalf of the Corporation.

        The holders of outstanding Series A Preferred shares shall be entitled to receive, when and as declared by the Board of Directors of the corporation, out of any assets at the time legally available dividends at the annual rate of $ .10 per Series A Preferred Share, and no more, payable in cash quarterly on the last day of March, June, September, and December to the holders of Series A Preferred shares of record on a date not more than 60 nor fewer than 10 days preceding each respective payment date as specified by the Board of Directors or, if not so specified, as provided by law. Dividends shall accrue on each Series A Preferred Share form the date of its original issuance and shall accrue from day to day, whether or not earned or declared. Dividends shall be cumulative so that if dividends in respect of any previous quarterly dividend period at that annual rate per share shall not have been paid on or declared and set apart of all Series A Preferred shares at the time outstanding, the deficiency shall be fully paid on or declared and set apart for those shares before the Board of Directors of the corporation declares or pays any dividend to holders of Common shares.

        At present, the dividends have not been declared by the Board of Directors but it will be cumulative under dividend payable.

        Dividend payable at January 31, 2000 and 1999 consist of:

            Balance at January 31, 1998                         $118,539
            Dividend - for the year January 31, 1999              25,863
                                                                --------
              Balance at January 31, 1999                        144,402
            Dividend - for the year January 31, 2000              25,863
                                                                --------

            Balance at January 31, 2000                         $170,265
                                                                ========

                            YARC SYSTEMS CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                      JANUARY 31, 2000 (UNAUDITED) AND 1999



Note 15 Continued

        All of the outstanding Series A Preferred Shares are held by the president of the Company. The president has agreed to forego payment of the dividends until such time as the Company has adequate resources.

        The Preferred Stock Series B was purchased on behalf of the Company by the president from a former officer during the period 1993 to 1995, pursuant to a legal settlement between the Company and a former officer. The Company has committed to repurchase those shares from the president at its redemption value of $2 per share when it is able.


NOTE 16 - TRANSACTIONS WITH MAJOR CUSTOMERS

        One domestic customer accounted for $242,000 or 51%, $366,700 or 48% of the year ended January 31, 2000 and 1999 sales respectively. One other domestic customer accounted for $81,400 or 17% of the year ended January 31, 2000. No other customers accounted for more than 1% of sales.

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               YARC SYSTEMS CORPORATION, INC.


Dated March 13, 2000                      By:  /s/ Dr. Trevor G. Marshall
                                             ----------------------------------
                                               Dr. Trevor G. Marshall,
                                               Chairman, Chief Operating
                                               Officer and President


Dated March 13, 2000                      By:  /s/ Frances E. Marshall
                                             ----------------------------------
                                               Frances E. Marshall,
                                               Director,Chief Financial Officer,
                                               and Secretary


Dated March 13, 2000                      By:  /s/ Dr. Karsten Jeppesen
                                             ----------------------------------
                                               Dr. Karsten Jeppesen,
                                               Director

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit Number   Title of Exhibit
--------------   ----------------

     2.1         Articles of Incorporation

     2.2         Bylaws

     3.1         Certificate of Determination of Preferences of Series A
                 Preferred Shares

     3.2         Certificate of Determination of Preferences of Series B
                 Preferred Shares

     3.3         Certificate of Determination of Preferences of Series C
                 Preferred Shares

     6.1         Lease Agreement between CPBC, Ltd and Yarc Systems
                 Corporation, Inc., dated September 7, 1999.

     6.2         Yarc Systems Corporation, Inc. 1992 Nonstatutory Stock
                 Option Plan

     6.3         Amendment No. 1 to Yarc Systems Corporation, Inc.
                 1992 Nonstatutory Stock Option Plan

     6.4         Letter of Credit

    10.(a).1     Consent of Auditor